8/30

04036659

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Foschini Limited

*CURRENT ADDRESS

PROCESSED

SEP 02 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4044 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 9/2/04

82-4044

Furnished pursuant to Rule 12g3 – 2(b)/FOSCHINI LIMITED 333-6390



FOSCHINI

FOSCHINI LIMITED

2004


NUAL REPORT












CORPORATE PROFILE



The Group

Foschini Limited has the following operating divisions:

- Foschini, branded as Foschini, Donna Claire and Fashion Express;
- Markhams, branded as Markhams and RJL;
- Exact!;
- The Sports Division, branded as Sportscene and Totalsports;
- TFG Apparel Supply Company;
- The Jewellery Division, branded as American Swiss, Matrix and Sterns;
- Financial Services, comprising Retail Credit Solutions, RCS Private Label Cards and RCS Personal Finance; and
- @home.

These retail clothing, jewellery, accessories, cosmetics, sporting apparel and homewares to the broad, middle-income group throughout Southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 29%.

The financial services division offers pre-approved loans, mainly to qualifying customers of the group, and credit to customers of merchants outside of the group.

History

The company, which commenced trading in 1924, has been listed on the JSE Securities Exchange since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group believes that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.

Mission

The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.

Values

Its values are:

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing 'exceeding service' to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance;
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.


BOTSWANA
6
R18M
NAMIBIA
37
R114M
LIMPOPO
98
R299M
GAUTENG
298
R1 403M
MPUMALANGA
92
R244M
NORTHWEST PROVINCE
36
R114M
SWAZILAND
4
R7M
FREE STATE
62
R145M
KWAZULU-NATAL
154
R561M
NORTHERN CAPE
75
R221M
EASTERN CAPE

	% change	2004	2003
Retail turnover (Rm)	13,6	**4 410,0**	3 880,6
Operating income (Rm)	40,1	**808,1**	576,7
Income before taxation (Rm)	46,6	**752,6**	513,2
Net income attributable to ordinary shareholders (Rm)	43,8	**516,9**	359,5
Total shareholders' interest (Rm)	10,3	**2 291,4**	2 077,0
Earnings per ordinary share * (cents)	46,6	**234,2**	159,8
Headline earnings per ordinary share * (cents)	46,2	**237,1**	162,2
Tangible net asset value per ordinary share ** (cents)	13,2	**1 038,9**	917,6
Dividend per share (cents)	67,9	**94,0**	56,0

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue

2004
Retail Turnover



		2004	2003
1	Foschini	**1 830,8**	1 641,8
2	Markhams	**770,0**	693,8
3	exact!	**408,9**	357,5
4	Sports Division	**583,2**	503,6
5	Jewellery	**640,5**	564,6
6	@home	**176,5**	119,1
7	Sundry	**0,1**	0,2
		4 410,0	3 880,6

2003
Retail Turnover





Total Shareholders' Interest
Millions of Rands


2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
26
62
140
576
1544
2291
1978
1983
1988
1994
1999
2004

Retail Turnover
Millions of Rands


4800
4400
4000
3600
3200
2800
2400
2000
1600
1200
800
400
0
98
245
528
1442
2514
4410
1978
1983
1988
1994
1999
2004

Earnings per Ordinary Share*
Cents


250.0
225.0
200.0
175.0
150.0
125.0
100.0
75.0
50.0
25.0
0
2.9
7.8
21.5
62.1
91.2
234.2
1978
1983
1988
1994
1999
2004

Attributable Earnings
Millions of Rands


600
550
500
450
400
350
300
250
200
150
100
50
0
6.4
17.2
47.3
143.7
211.2
516.9
1978
1983
1988
1994
1999
2004

Number of Stores


1400
1200
1000
800
600
400
428
570
617
825
1069
1197

*Comparative figures have been restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues.

Where applicable, earnings are shown before extraordinary /exceptional items.

From 2000 earnings are based on the weighted average number of shares







This year has been an exceptional year for our group with a 46% growth in headline earnings per share, which follows compounded growth in the past 2 years of 80%. For this I must congratulate and thank our CEO Dennis Polak, his management team and our entire staff for their superb efforts.

Our group has for the first time made pre-tax profits in excess of R750 million. In addition, we achieved an operating margin of 18,1%, which by world standards is very impressive.

Having regard to our stronger than ever balance sheet and our cash flow we have reduced dividend cover this year from 2,7 to 2,5 times resulting in the total dividend for the year being increased by 67,9% to 94 cents.

Our group's internal target of an average return on equity of 20% has been exceeded this year with a return on equity of 23,8%, which has been achieved despite the fact that our group currently utilises a very low amount of borrowings.

The steep decline in interest rates and inflation over the past year, the strength of the rand, the relative economic stability and government's fiscal discipline have resulted in consumers disposable income increasing at its fastest pace in almost a decade.

Whilst inflation has fallen to low single digits, wage increases have continued at higher levels resulting in an increase in disposable incomes. In addition, the growth in the disposable incomes and the aspirations of many of our customers, primarily in the emerging previously disadvantaged section of our community, is growing at a faster rate than that of the country as a whole.

Whilst interest rates have probably plateaued and may increase marginally within the next year and whilst the increase in the petrol price could put a dampener on consumer spending, consumer confidence and spending should nevertheless remain strong for some time.

We are committed to business integrity, transparency and accountability in all our activities. In support of this commitment we subscribe to the highest standards of corporate governance in all aspects of our business and the ongoing development of best practices.

We fully endorse the principles incorporated in the second King report (King II) and the JSE Securities Exchange South Africa listings requirements, and we have in all material respects complied with King II.

Your directors consider responsible corporate governance as integral to the success of the company, and our commitment to governance is outlined in our corporate governance statement, which appears elsewhere in this report.

We are also committed to achieve a balance between economic performance and the part we can play for our society and the community in which we operate. We are well aware of the critical role that business has to play in the upliftment of the previously disadvantaged community and for this reason we are committed to investing in the upliftment of society. We make charitable donations to more than 100 national and local non-governmental organisations with our primary focus areas being education, job creation, welfare and HIV/AIDS. During the year we donated an additional R10 million to the Foschini Foundation to further support our group's corporate social investment efforts. Fuller details of our CSI endeavours are covered fully elsewhere in this report.



Looking ahead

We continuously revitalise our various trading brands, all of which have been tasked with increasing their profitability well ahead of the rate of inflation. In the absence of unforeseen circumstances, we are confident that this target will be met.

Our newest addition @home – which has been particularly successful – will be extensively rolled out in the new year, whilst in the second half of this year we will be launching our new outdoors division, DUESOUTH which we expect will be equally well received. In addition, our Markhams division will be rejuvenating and repositioning its brand in the new year which will include, inter alia, a new store design concept.

Thanks

On behalf of my Board I wish to extend appreciation and thanks to:

- all employees for their excellent performance during the year,
- our customers for their continued and growing support,
- our shareholders for their continued confidence in the group,
- our suppliers, advisors and business associates for their co-operation and contribution to the continued growth of the business, and
- my fellow directors for their continued support, guidance and valuable input.

Eliot Osrin
Chairman
27 May 2004



Group Overview

This year was arguably the best we have ever had in the many years of the existence of our group. Notwithstanding the very substantial growth over the last 2 years of 75,4% in 2002 and 84,5% in 2003, this year's growth against the previous high base was excellent.

Our group has been particularly effective at re-inventing and revitalising our brands, many of which have traded for a long time. Over the past number of years, almost all of our brands have been renewed and invigorated and the look of our stores and merchandise bears little resemblance to those of 5 years ago.

Trading Environment

Whilst we approached the year with a cautious but optimistic view, the first half was, as expected, more challenging than the second half. In the second half, as anticipated, the lowering of interest rates together with declining inflation impacted consumer confidence and started to boost spending patterns, which translated into a very much improved trading enviroment. One of the features of the current year's trading was the sharp reduction in the rate of inflation which, whilst extremely positive for the country and the future, presented its own unique challenges to retailers. From the perspective of the credit retailer, the impact of lower interest rates in the economy started to improve the financial position of many of our credit customers, giving them the ability to increase their credit purchases, particularly in the second half of the year.

Financial Performance

The group improved on the strong financial performance of the previous year, again achieving a record level of profitability. Whilst sales growths in the first half were more modest at the 10% level, sales in the second half grew at an impressive 17% with all trading divisions across the group performing well and exceeding expectations. Sales for the full year grew by 13,6% which together with improved gross margins and tight control of expenses resulted in income before taxation increasing by 46,6% to R752,6 million. Headline earnings per ordinary share increased by 46,2% to 237,1 cents per share from 162,2 cents.

The group's trading margin increased once again, from 14,5% to 18,1%.

Cash generated by operations amounted to R594,8 million which resulted in the group's net borrowings at the year end being reduced to R92,1 million from R179,6 million, and this after R108 million was utilised during the year for share purchases by the group's subsidiaries, including the group's share incentive trust.

Having regard to the group's trading performance and cash generation, the group's dividend cover has been reduced to 2,5 times basic earnings per share. The final dividend has been increased by 93,8% to 62 cents per share. Accordingly dividends declared in respect of the full financial year were 94 cents per share, an increase of 67,9% over the prior year.

The group's already strong balance sheet has strengthened further with a gearing ratio reducing to 4% from last year's 8,6%.

The group's average return on equity increased to 23,8% which is very impressive, taking into consideration that the group is, at this stage, almost entirely equity funded.

Our retail debtors book increased to R1 494 million, an increase of 13,3% on a credit turnover increase of 14,4% which reflects a further improvement in the health of our retail trade debtors. Continued improvements in the debtors book are reflected in a lower percentage of arrear accounts, a reduction in net bad debts and improved collections.

Our financial service division has, at the year end, loan debtors of R537,1 million and private label cards debtors of R195,3 million. Bad debts have been well managed and the net bad debts experienced remained low.





Trading Performance

Following on the more challenging trading experienced in the first half of the year, the tempo of trade increased in the second half and all our divisions performed beyond expectations, and well above the rate of inflation in our industry.

Sales and sales growths in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
@home	24	176,5	48,1
exact!	169	408,9	14,4
Foschini Stores	334	1 830,8	11,5
Markhams	210	770,0	11,0
Jewellery Division	298	640,6	13,4
Sports Division	162	583,2	15,8
Total	1 197	4 410,0	13,6

Total same-store sales for the year grew by 9,8% with apparel growing 8,5%, cosmetics 23,2%, cell phones by 24,0%, jewellery by 12,9% and homewares by 11,7%. During the year the group's trading area grew by 1,9% with 45 new stores being opened, whilst 36 stores were closed across all divisions. At the year end the group was trading out of 1 197 stores.

Whilst the positioning, performance and strategy of our trading divisions are outlined in some detail later on in this report, I would like to share some of the core issues.

The Foschini division, after experiencing a difficult winter season in the first half of the year, traded exceptionally well in the second half, with second half turnover growth of 17,4%, compared to first half growth of 5,2%. Same store growth for the year was 9,1%.

The Markhams division, trading against its historically higher base, continued with its pleasing performance with same-store growth of 9%.

Exact! had a very strong performance, achieving total same-store growth of 14,5%. Its relocation strategy to shopping centres and better high street locations continues.

The sports division, trading as Sportscene and Totalsports, continued to outperform its market by growing turnover by 15,8% following on a strong 22,8% growth in the last financial year. Same store growth was 10,2%.

Our jewellery division, comprising American Swiss Jewellers, Matrix and Sterns, continued to please with its strong performance, and again grew its market share with turnover growth of 13,4 %. Same store growth for the year was 12,9%. This division is continuing with its strategy of rationalising its store portfolio in order to further improve sales densities.

Our @home division continued with substantial growth, increasing its store base from 15 to 24 during the year and growing its turnover to R176,5 million from R119,1 million in the previous year. Further store expansion will continue aggressively, with 10 new stores planned for next year. Competition in the homewares market is on the increase, but with its exciting merchandise and outstanding acceptance in the market place, @home is expected to continue to grow its market share. Same store growth for the year was 12,2%.

Financial Services

Our financial services division, which is disclosed as a separate segment this year, comprises RCS Personal Loans, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division had an impressive year with substantial growth in attributable income before tax of 56% over last year.

Bad debts are well managed and the net bad debt experienced remained low.

This division currently represents 9,8% of our group's income after taxation, and it is anticipated that this will increase in the years ahead.

Share Buy Back

Since the group's share buy back programme started in May 2001, a total of 16,9 million shares have been purchased by a subsidiary of the company, and a further 5,2 million shares by the group's share incentive trust. All of these shares are treated as treasury shares and have been eliminated on consolidation. These treasury shares represent 9,2% of the group's issued share capital and have been purchased at an average cost of R 10,08 per share.

Prospects

The lower interest rate environment continues to benefit consumer confidence and turnover for the first 8 weeks of the new financial year has been extremely buoyant and well ahead of budget. In the absence of unforeseen circumstances, we remain confident about the year ahead and expect to increase our earnings well above the rate of inflation. Whilst focussing on improving densities in all divisions, we anticipate opening in excess of 60 new stores in the year ahead.

Thanks

At the end of February, Tony du Preez, a director of the operating board, who headed up our Foschinidata division retired in order to emigrate to Australia. Tony, who had been with our group for 24 years was a very valuable member of our management team and played a large role in developing our Foschinidata division into the world-class division it is today. Tony leaves with our thanks and gratitude for the role he has played in the development of our group over many years. I wish Tony and his family all the very best for the future.

This year's excellent performance reflects the dedication and commitment of our various management teams and staff. I am privileged to lead a very strong and committed management team with a depth of talent, possibly better than our group has ever had in the past.

Thanks are also due to all the members of the board for their wisdom, guidance and direction.

To our shareholders, thank you for your support and we trust that your loyalty will be rewarded. Finally, a word of appreciation goes to our suppliers, advisors, corporate stakeholders and customers.

Dennis Polak
Managing Director
27 May 2004







		2004	2003
Turnover (R millions)	Foschini	**1 465,2**	1 304,8
	Fashion Express	**199,8**	195,1
	Donna Claire	**165,8**	141,9
	Total	**1 830,8**	1 641,8
Number of stores	Foschini	**197**	197
	Fashion Express	**89**	97
	Donna Claire	**48**	44
	Total	**334**	338
Floor area (square metres)	Foschini	**115 983**	113 747
	Fashion Express	**25 159**	27 063
	Donna Claire	**11 625**	10 503
	Total	**152 767**	151 313
Number of employees *	Foschini	**3 067**	2 265
	Fashion Express	**414**	374
	Donna Claire	**266**	193
	Total	**3 747**	2 832

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.

EXPRESS

donna-claire
FASHION IN SIZES 16-28



REVIEW OF FOSCHINI STORES



Simon Bowley
(Managing Director)


RELAY
86

		2004	2003
Turnover	Markhams	**691,9**	614,8
(R millions)	RJL	**78,1**	79,0
	Total	**770,0**	693,8
Number of stores	Markhams	**173**	172
	RJL	**37**	35
	Total	**210**	207
Floor area	Markhams	**51 937**	51 363
(square metres)	RJL	**5 019**	4 743
	Total	**56 956**	56 106
Number of employees	Markhams	**1 102**	827
*	RJL	**191**	110
	Total	**1 293**	937

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.

REVIEW OF WORKS

Donal Boyle
(Managing Director)



Whilst Markhams has, and continues to be a very consistent performer, the time has come for the brand to be rejuvenated and repositioned. This repositioning will start towards the middle of the new financial year, and will ensure that, in all we do, our customers will feel great, look good and share our passion for style. The re-positioning of the brand will include a new store design concept, which will be rolled out to four new and several current stores, starting from September. Store and head office staff have and will undergo extensive training to ensure that the repositioned brand is professionally and passionately delivered. Whilst the merchandise offering will not change dramatically, the aim of the repositioning is to increase Markham's share of the market from its estimated 9% to 13% over the next few years.

In addition to the above we will continue with the current programme of right-sizing and re-positioning stores in major centres.

RJL has recently bolstered its fashion direction department to ensure appropriateness of fashion ranges going forward.

The exciting re-positioning of Markhams, combined with the additional benefits of the new merchandising systems, will allow Markhams to move to a new level of retail and capture additional market share. Although the repositioning will only begin in the second half of the new financial year, Markhams is expected to continue with its consistent turnover and profit growth.



MARKHAMS

RJL The sharp side of the edge.

Markhams is the largest men's fashion retail chain in Southern Africa. We trade from 173 stores located in most major shopping centres and large towns. In our endeavour to make our customers feel great, look good and share our passion for style, we provide up to date, internationally inspired menswear, of great quality and value, suitable for all occasions and daily experiences.

RJL, which is part of the Markham's stable, is a leading edge unisex youth fashion chain of 37 stores. It conveys the image of being provocative and stylish with attitude, offering clothing that is never predictable or boring.

Markhams improved sales by 12,5% for the year with same store sales growth of 10,5%. Cell phones performed particularly well with sales growth of 18%. Markdowns for the year were well controlled at 12%, a further improvement on last year's record performance, which together with tight expense control, resulted in increased profitability. RJL had a disappointing year, and was unable to improve on the 33% turnover growth achieved last year as some of our fashion ranges did not live up to expectation. Overall, the Markhams division grew its turnover by 11% to R770 million with same store sales growth of 9 %. During the year Markhams opened two new stores, enlarged one store and closed one. RJL opened two new stores and relocated one.

Towards the end of the year, a new ODBMS merchandise and planning system was successfully implemented the benefits of which will be felt in the next financial year.




KISS



	2004	2003
Turnover (Rmillions)	**408,9**	357,5
Number of stores	**169**	171
Floor area (square metres)	**46 921**	47 328
Number of employees *	**935**	722

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.


exact!

REVIEW OF EXACT!



Abigail Bisogno
(Managing Director)






foschini
donna-claire
FASHION IN SIZES 16-28
EXPRESS

REVIEW OF FOSCHINI STORES

Positioning

Foschini's vision is "to be the woman's champion of easy-to-wear fashion" and the brand is being successfully repositioned as a destination of choice for women looking for fashionable up-to-date apparel and footwear, which offer good value, in an environment which is modern and friendly.

Donna Claire continues to dominate the niche market in which it operates – offering fashionable apparel for larger sized women.

Review of the year

This division, comprising Foschini, Fashion Express and Donna Claire had another very successful year with turnover growing well above inflation at 11,5%. Performance for the first half of the year was disappointing, with total sales growing 5,2% due primarily to a poor winter range which did not meet our usual standards. These issues were addressed and turnover steadily picked up as we progressed through the year, resulting in excellent second half growth of 17,4%. Gross margins improved and expenses were tightly controlled, resulting in a healthy profit growth, well in excess of turnover growth for the year.

All three trading formats performed well for the year.

The Foschini division grew sales by 12,2% for the year, with the growth driven by our new format stores, which grew sales in excess of 20%. During the year 3 significant new stores were opened: Gateway, a regional shopping centre outside Durban; Promenade, a new shopping centre in Mitchell's Plain, and Midlands Mall, a new centre in Pietermaritzburg. These new stores are consistent with the brand's location strategy of opening large stores in major shopping centres and all three are trading well above viability.




RELAY
86
JEANSWEAR

		2004	2003
Turnover	Markhams	***691,9***	614,8
(R millions)	RJL	***78,1***	79,0
	Total	***770,0***	693,8
Number of stores	Markhams	**173**	172
	RJL	**37**	35
	Total	**210**	207
Floor area	Markhams	**51 937**	51 363
(square metres)	RJL	**5 019**	4 743
	Total	**56 956**	56 106
Number of employees *	Markhams	**1 102**	827
	RJL	**191**	110
	Total	**1 293**	937

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.

REVIEW OF FOSCHINI STORES

Simon Bowley
(Managing Director)



A further 13 stores were enlarged or converted to our new Foschini format during the course of the year.

Fashion Express was created as an alternative strategy by converting ailing Foschini stores, typically in the country, which could not sustain the fashion/quality/value positioning of the "new" Foschini, into Fashion Express stores. Many of these towns are facing economic decline and in a number of cases these stores were subsequently closed when their leases terminated. During the past year 8 such stores were closed. However, significant effort has been spent developing a supply base and way of working that delivers an offering that is very competitive within the market in which the brand is positioned, and the merchandise clearances, particularly over the last season, were world class.

Fashion Express same store growth for the year was 9,4%, but as a result of the closure of the unprofitable stores, the chain's total growth was only 2,4%, whilst overall retail space was reduced by 7% over the year.

Donna Claire grew sales for the year by 16,8%, whilst same stores grew 13%. During the year a further 4 stores were opened, all of which are in large shopping centres and trading above their viabilities. This brings the total number of stores in this brand to 48, all well located in major shopping centres.

Two additional Foschini franchise stores were opened in Saudi Arabia, bringing the total to 4. Whilst the level of trading in these stores has been satisfactory, the impact of the strong South African currency has reduced their profitability somewhat and further expansion will be carefully considered.

Prospects

Since the beginning of the strategic restructuring and repositioning of the Foschini chain in 2000/2001, 57 major shopping centre stores have been converted to our new format. These stores now represent 35% of the chain's total trading area and generate 44% of the chain's turnover. Trading densities and profitability levels of these new format stores are also well above the chain average and bode well for the future as this new format is rolled out.

Fashion Express now having developed the right product offering, which is sufficiently differentiated from Foschini, a new cash only store format is being developed which will be rolled out in the next year.

Trading densities and profit margins in the Donna Claire chain are significantly higher than the other brands and further expansion is planned. There are a number of key locations that have been identified in which this brand will be successful, and our property development division is actively trying to secure stores in these locations.

Although the credit account base only increased by 1,5%, the chain still increased credit sales by 14,6%, as average credit purchases per account holder increased by 4,8%.

Customer service is central to our strategy, and consistency across stores is vital.

Outstanding achievers were recognised through our Universal Stars programme across the merchant, store and service divisions.

Strategy

For the new year there will be a continued focus on customers' needs and service.

Product procurement remains the engine room of the business. With a sound strategy in place, we envisage only slight enhancements.

Prime sites in mass-market urban shopping centres and better high street locations have been earmarked with 4 new stores planned.

With the bedding down of our new ODBMS resource, improvements to our distribution methodology and stock management will be realised.

Store windows, our biggest media opportunity, will receive additional focus and attention.

The Retail Academy will focus on technical knowledge, skills development and sustaining motivation of employees.

As part of our Corporate Social Responsibility, we have an objective to sustain and generate local employment. This will be achieved by increasing the procurement of merchandise from previously disadvantaged, small, local businesses. Support will be through staff development and providing basic business skills, ultimately increasing the number of orders to the local industry. Other projects will include financial support as well as programmes that require volunteerism from our staff for children with HIV/AIDS.

Prospects

Since the conversion from Pages 4 years ago Exact! has had remarkable success and has, percentage-wise, grown its profitability substantially more that its turnover. Average turnover per square metre at R8 700, although on the increase, is still below what it should be, and in the next financial year Exact! will be in a position to again increase its profitability well in excess of its turnover growth by continuing to increase its sales densities. In addition, the benefits of the new ODBMS merchandise and planning system as well as efforts to shorten the pipeline will be felt in the new financial year.

REVIEW OF EXACT!

Abigail Bisogno
(Managing Director)




exact!

Positioning

Exact! is positioned as a value chain. It offers a focused range of fashion targeted to a broad base of middle-income South African women, men and children in the LSM 5 – 8 market segment.

With the on-going casualisation of the workplace, the smart-casual merchandise mix is completely in line with our customers' needs for versatile clothing that can easily be dressed up or down at very affordable prices.

Review of the Year

Exact! has continued to sustain excellent results and deliver substantial profit growth as a result of a rigorous focus on the 6 pillars of our business: people, product, stores, value, service and profit.

Sales for the year were up 14,4% to R408,9 million while same store sales grew at 14,5%. Markdowns were well controlled at 12,9%.

In order to develop leadership potential and build capacity in the organisation, our fourth Retail Academy was launched. The delegates, known as 'Champions' were tasked to roll out 'Passion-fruit', a motivational module aimed at driving passion and energy throughout the organisation.

The introduction of our Basics of Business training resource equipped Exact! to offer holistic retail training to all new store employees. This, in time, will link to the National Qualification Framework.

Exact! is a brand, which is totally in tune with consumer needs and interprets global trends for its target market. Its fashion office, a credible and accurate source of information, is used as the foundation for buying decisions.

We support the local industry wherever possible; the bulk of our merchandise is procured locally. We have also developed an international sourcing division to procure merchandise that cannot be produced locally from a technical perspective or is too costly for our market.

We successfully implemented ODBMS, a new ERP tool to enhance merchandise reporting, distribution methodologies and inventory control processes, the fruits of which will be borne in the next financial year.

To match our target customer base with the greatest growth potential, the opening of new stores in mass-market shopping centres and high streets continued. Store closures as part of the restructuring continued with 6 being closed down, 4 new stores opening and trading out of 169 stores by year-end.

Value, a cornerstone of the brand, is inherent at every touch-point, from the product and price to the service delivery of each and every individual in the organisation. Attractive store design adds to the aspirational environment. With all these elements combined, customers are ensured a superior shopping experience.





of apparel, in more than 20 local CMT factories, which collectively employ in excess of 3 000 employees.

TFGA plays a vital role in ensuring that quality, price and on-time delivery are achieved by our trading divisions.

Strategy

The brand promise of TFGA is to anticipate the needs of our trading divisions in order to deliver innovative solutions speedily, reliably and produce merchandise of good value.

We are constantly looking at better ways to improve our communication with the trading divisions, thereby creating a partnership culture throughout the organisation.

We continuously benchmark competitive sources of supply for price and value and we realise the importance of long lasting relationships with all our suppliers.

Prospects

Continued strong growth is anticipated in our local manufacturing division, and for the forthcoming year we have increased our local manufacturing base to some 25 CMT factories, which employ in excess of 4 650 employees. Most of these factories are situated in the Western Cape, close to our group's head office.

The Foschini Group was, together with other major South African retailers, in the forefront of signing an agreement with the South African Clothing & Textile Workers Union (SACTWU), which encourages the support of local manufacturing, increasing local job opportunities and fair labour practices. We believe this is vital in assisting the local industry growth.



REVIEW OF TFG APPAREL SUPPLY COMPANY

Selwyn Eagle
(General Manager)



Howard Godfrey
(Managing Director)



Positioning

TFG Apparel Supply Company (TFGA) is the Foschini group's strategic in-house merchandise procurement arm, and is responsible for a large garment component of the group's manufacturing and sourcing. It also controls the group's shipping and import activities, together with group quality assurance functions.

The vast majority of our manufacturing and sourcing is done in Southern Africa through our dedicated CMT base, which is strongly supported by our design centre in Cape Town. Over many years we have built relationships with local manufacturers in order to procure quality merchandise for the group's trading divisions. TFGA controls the manufacture of a diverse product range from lingerie, childrenswear and ladieswear to tailored garments.

We have made a further investment in the all-important role of group quality assurance in order to ensure quality merchandise for our customers. In so doing, a great improvement has been achieved in the quality control of apparel, fabrics, footwear, home textiles and homewares. We have increased our testing laboratory facility in order to effectively deal with the increased quality assurance needs.

Review of the year

TFGA has state-of-the-art design rooms, pattern making and grading and sample machinists dedicated to our trading divisions in order to ensure speed of product through the pipeline to the market place. TFGA offers exclusive and differential merchandise to the trading divisions, and in so doing, assists the divisions to continually improve their operating margins.

During the year TFGA grew once again and produced for our trading divisions in excess of 4,4 million units





		2004	2003
Turnover	Sportscene	**216,3**	170,8
(R millions)	Totalsports	**366,9**	332,8
	Total	**583,2**	503,6
Number of stores	Sportscene	**70**	60
	Totalsports	**92**	93
	Total	**162**	153
Floor area	Sportscene	**13 560**	11 092
(square metres)	Totalsports	**22 131**	22 251
	Total	**35 691**	33 343
Number of employees *		**717**	685

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.

Sportscene continues to expand, opening 11 stores during the period under review, enlarging one, whilst one store was closed. A new store format and brand identity, more in line with our youth positioning, have been developed and tested in three stores. We are now ready to roll out this generation of stores, having received very positive feedback from our customers, suppliers and landlords.

A new brand, Redbat, was launched in 25 Sportscene stores in March. The market acceptance of this in-house brand far exceeded our expectations, giving us confidence in the future of own branded product, alongside key international brands.

The year proved to be challenging in managing the effect of the exchange rate and maintaining appropriate price structures. Due to purchasing lead times, the weaker rand significantly impacted prices for Winter 2003, particularly in imported footwear. The stronger rand had a positive effect on Summer 2003 and Winter 2004 prices.

Strategy

Within Totalsports, we will continue to improve on our commitment to key sports. Steps are being taken to enhance our offer in terms of merchandise focus, capitalising on relevant sporting events and instore service to support this initiative. We will continue to invest in our store revamp and relocation program, ensuring that stores are correctly sized and located. After 3 years of maintaining our number of stores we are now positioned to expand where opportunities arise with 4 new stores committed for next year.

The new Sportscene store concept will be rolled out in all new stores with a plan to revamp selected key existing locations. Sportscene will continue on its expansion program having committed 5 new stores. We have plans to capitalise on the exceptional success of our own brand 'Redbat' and will expand distribution to all stores thus improving margin opportunities. We will become more focused in our product offering, aligning us with our positioning statement, thus becoming the key destination for our defined target market.

A key initiative for the Sports Division is to improve efficiencies in both stock management and distribution, resulting in enhanced customer service. New planning and distribution systems will be implemented this year to assist in this process.

We have researched the outdoor market and plan to launch a new concept aimed at exploiting opportunities in this growing market segment. DUESOUTH, our new outdoors division, launches in October with five stores, with plans to expand to 8 stores this year. This concept is ground breaking, separating us from the traditional mould of outdoor retail. We have secured the rights to key international outdoor brands, previously unavailable in the country, and are developing our own assortment of products under the DUESOUTH brand.

Prospects

The Sports Division is well positioned to continue on its growth path. Further location and merchandise opportunities exist in all the formats, whilst new merchandise systems and expansion of own branded products will result in improved gross margins.

REVIEW OF SPORTS DIVISION

Martin Mendelsohn
(Managing Director)




sportscene
TotalSPORTS

Positioning

The Sports Division is positioned in the macro sports apparel retail market. Strategically, we focus on clearly differentiating and expanding our existing formats, Totalsports and Sportscene, whilst searching for new and non-conflicting opportunities in order to grow our market share.

Totalsports is the "top of mind" sportswear destination in the country. This is achieved by giving the everyday athlete the inspiration to compete through our range of fashionable and performance orientated international sports brands. We concentrate on apparel and footwear in key sporting arenas, enhanced by a selective equipment and accessory offer. We continue to re-evaluate our assortment, environment and service levels to maintain our position of market leadership.

Sportscene provides the streetwise active youth in search of a more defined identity, a unique blend of freesport brands and urban style in their own environment. We search for the 'now' sports brands and trends to keep pace with the dynamic youth culture.

Review Of The Year

The Sports Division growth trend continued, with sales for the year up 15,8% and same store store sales up by 9,8%. Gross margin improvements, coupled with tight expense controls, resulted in strong profit growth after the allocation of corporate costs. Procedures implemented to control shrinkage resulted in significant improvement, reducing this cost by 26,5%.

Totalsports' re-imaging and re-sizing program progressed with 8 stores revamped, 2 of which were enlarged and 3 reduced in size. One store was opened during the year and 2 stores were closed.

Our Fusion brand in Totalsports continues to gain market acceptance and credibility. During the year, we expanded on this range with the intention that all own-branded products in Totalsports will carry the Fusion logo in the future.


FUSION



		2004	2003
Turnover (R millions)	American Swiss	**398,2**	361,1
	Matrix	**10,6**	4,3
	Sterns	**231,7**	199,2
	Total	**640,5**	564,6
Number of stores	American Swiss	**175**	181
	Matrix	**9**	2
	Sterns	**114**	121
	Total	**298**	304
Floor area (square metres)	American Swiss	**12 538**	12 984
	Matrix	**328**	78
	Sterns	**8 257**	8 739
	Total	**21 123**	21 801
Number of employees *	American Swiss	**636**	576
	Matrix	**28**	5
	Sterns	**375**	326
	Total	**1 039**	907

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.

Opportunities for rationalisation are continuously evaluated and have resulted in trading densities improving by 48% over the last 4 years.

During this four year period 47 stores have been closed and total floor area has declined by 10%.

Strategy

The store location strategy continuously monitors trends, and where economic factors dictate, closures or consolidation will proceed. Locations in new and existing shopping centres where we are under-represented have been identified and new stores will be opened in prime positions.

The new store formats of both American Swiss and Sterns have proven to be exceptionally successful and will be further expanded in the new year. A low-cost model to upgrade mid to lower level stores has also been developed and will help improve sales levels whilst improving brand image in older stores.

Towards the end of the year a further 7 stores were added to Matrix, a new store concept offering an exclusive range of sunglasses and watches to the brand conscious youth market. This brings the number of Matrix stores to 9, with the potential to expand as prime locations become available.

We are currently busy with initiatives which have the potential to add significantly to sales growth. These range from new formats to customer service initiatives.

Prospects

During the course of the next financial year, the Jewellery Division will be re-assessing business needs prior to the introduction of new systems, the installation of which are expected by mid 2006. These systems are expected to enable the business to further improve in the areas of merchandise allocation, markdowns, reporting and general merchandise efficiencies.

The long awaited turnaround to positive growth in the jewellery market as a whole is expected to continue, and with the dominant brands in the market this division is well positioned to take advantage of this upturn.

Better assorted and enhanced merchandise ranges, together with healthy gross margins and further containment of the expense base, is expected to again lead to pleasing results from this division in the next year.

REVIEW OF JEWELLERY DIVISION

Ken Schreuder
(Managing Director)




AMERICANSWISS
YOU DESERVE IT
STERNS
THE JEWELLER

Positioning

Market Research confirms the dominance of both American Swiss and Sterns as market leaders and the brand positioning of each is relentlessly pursued in all marketing activities.

American Swiss has been positioned as the leading contemporary jewellery retailer offering new and exciting merchandise for the aspirational, confident individual. The brand characteristics of confidence, glamour and fashion are reflected in everything from advertising to store design.

By contrast the Sterns brand is positioned as a trusted jeweller offering stylish jewellery for special occasions. The emphasis on gentle sophistication, sincerity, emotional warmth and romance ensure deep loyalty between the customer and the brand.

The newly launched Matrix brand has been aimed at a generally younger customer who would not normally enter a traditional jewellery environment in search of fashion branded watches, eyewear, cell phones and niched jewellery ranges.

Review of the year

The Jewellery Division comprising American Swiss, Sterns and Matrix continued to grow market share and produced an exceptional sales growth of 13,4%.

Operating profits again grew at a significantly higher rate than sales, with merchandise productivity ratios and operating expenses showing further improvements.

The store location strategy resulted in the closure of 15 of the less profitable stores during the year, whilst 9 new stores in key shopping centres were added.


pierre cardin
Ice
DIAMONDS



	2004	2003
Turnover(Rmillions)	**176,5**	119,1
Number of stores	**24**	15
Floor area (square metres)	**10 001**	7 490
Number of employees *	**531**	356

* For 2004, casual staff are now included as permanent flexi-timers as a result of amended legislation.

Our new @home distribution centre is operating well, ensuring cost efficiency and fast replenishment to our stores. Our systems are well supported by the group's IT division and shrinkage is well controlled.

Strategy

Further store expansion will continue, with 10 new stores planned for next year. At the time when this new brand was conceived, the strategy was to develop it to 45 stores. With the introduction and successful testing of our smaller @home boutique stores, the number of potential stores has been increased to 60.

Competition in the homewares market is on the increase and our buying teams are consistently ensuring that our position in the market place is retained by continuously having a compelling and exciting well-balanced assortment of merchandise, some of which is exclusive to @home.

@home, in its short existence, has had outstanding market acceptance and with our aggressive new store roll out @home is expected to continue to grow its market share.

Prospects

Because @home is still in its infancy, aggressive new store rollouts will continue for some time. This, together with attention to newness in product offering and continued improvement in trading densities, will ensure that @home continues its aggressive growth in market share as well as profitability.

REVIEW OF @HOME

Howard Godfrey
(Managing Director)



@home THE HOMEWARE STORE

Positioning

@home is positioned in the country's leading malls and shopping centres appealing to a discerning homewares customer in the LSM 6 – 10 range. @home appeals to the homemaker who has a passion for enhancing the home with quality, style and affordability. This brand caters for small merchandise ranges in the eat, sleep, bath, cook & live categories. @home has quickly been accepted as a leader in a short space of time since its entry into the marketplace in May 2002.

Review of the year

@home opened nine stores during the year, increasing its store base to 24, and sales have grown by 48,1% to R176,5 million. Same store growth for this period was 12,2%. Margins improved due to an increase in purchasing power as the number of stores increases, and margins are expected to increase further as this division grows.

Our buying team has been strengthened to ensure that our ranges are continually updated, giving focus and innovativeness to maintain our leading edge in this market.

@home's compelling customer offer and the introduction of a number of new and exclusive products have been well received by our customers.

The ongoing training of our store staff continues to gain momentum with our Customer Service Programme in place to ensure the best possible service.





successful with a 12% growth in profit from this avenue.

FINANCIAL SERVICES

The group operates two autonomous units with responsibility for providing financial services to both customers of the group as well as new customers outside of the group's customer base.

RCS Personal Finance

This division provides loans of up to R10 000 to the best performing accounts in the group. It also partners with a large national retailer in offering loans to their customers. Accounts in all instances are prescored on proprietary scorecards as well as those provided by the credit bureau. This upfront selection process ensures that only customers in a credit-worthy position are offered loan facilities. In addition all loan repayments are settled by means of bank debit orders.

To date this business has extended R1,4 billion in loans with a receivables book of R537 million. The success of this lending arrangement is apparent in the low level of delinquency and subsequent bad debt. At year end loan accounts 30 days and less amounted to 94,5% of the book. In addition, more than half of the loans currently granted are to customers who have previously had a loan facility with RCS.

This division generated R73,9 million of pre-tax profit before minority interest during this financial year and continues to show signs of future double digit growth potential.

RCS Cards

RCS Cards offers credit terms to the customers of merchants outside of the Foschini Group. These merchants do not have the credit resources of a group such as Foschini and this facility therefore presents an opportunity for them to offer credit terms to their customers.

There are close on 5 000 merchants that now accept the RCS Card. These merchants are predominantly in the auto industry where the RCS Auto Card now enjoys dominance of the private label market. Over the past year the operation was expanded in the Gauteng area with very positive results. Considerably more growth is anticipated out of the northern part of the country with KwaZulu/Natal and the Free State expansion currently taking place.

All new customers applying for credit are passed through rigorous credit checking using the knowledge and infrastructure that has been built up over the years in our retail lending operation. The bad debt experience over the past year has been very low; nevertheless our approach to provisioning in this division remains conservative. Currently the provisioned amount would cover all arrear balances greater than 30 days. Total advances for the year amounted to R348 million and gross debtors totaled R195 million at year end. Prospects for this business remain favourable with the possibility for growths above 30%.

REVIEW OF RETAIL CREDIT SOLUTIONS

Peter Meiring
(Managing Director)



RCS retail credit solutions

RETAIL CREDIT

Retail Credit Solutions has responsibility for the group's accounts receivable function. This encompasses the management of all the aspects of credit from account origination through to the recovery of bad debt. As the single biggest asset on the group's balance sheet, debtors continue to be an area of focus and improved management. This past financial year has been exceptional with improvements in performance across all our key measures. We have no doubt that the higher levels of consumer disposable income, coupled with the group's significant investment in risk analysis, analytics and call centre technology, has contributed to these positive results. The Retail Credit area employs some 500 staff with its main campus in Cape Town and satellite operations in East London, Durban and Johannesburg.

A new collections approach was adopted during the course of the year after extensive pilot tests had indicated an opportunity for improving our rate of collections on the debtor's book. The implementation of this new method was accomplished by October 2003 and the impact on arrear accounts was immediately apparent. By year end, accounts 30 days and less improved to 84,8% from last year's 79,1%. Net bad debt to credit transactions reduced to a new low of 2,9% from last year's 3,1% and net bad debt to gross debtors reduced to 7,0% from last year's 7,5%.

Interest Income is a function of the size of the debtors book, the percentage of the book in arrears and the rate of interest as governed by the Usury Act. During the course of the year Usury rates fell by 800 basis points and the portion of arrear accounts earning interest reduced to 26,7% from last year's 33,3%. Despite this, the interest yield per customer improved and the debtors book grew, increasing interest income by 8,1% on last year.

The provisioning policy remains on the same conservative basis as applied during previous years. The write-off of bad debts takes place on a monthly basis. Over and above these write-offs, a provision is taken monthly to recognise potential bad debt inherent in the debtors book. The calculation used to arrive at this provision requirement uses a combination of debtors ageing and payment behavioural scores to assess this risk. Provisions remain in line with industry peers.

The group's CLUB program has wide acceptance in the market place. Monthly, on average 750 000 group members receive the club's magazine as well as a host of insurance and discount benefits. The club, which is run as a joint venture with an associated retailer, targets a combined readership of close on two million people, making the magazine one of the most widely read in the country. Club billings grew by 21,2%.



Insurance in the form of cover for the loss and/or damage of jewellery, cell phones and charge cards continues to grow. Telemarketing of this facility to customers has proved very

REVIEW OF SERVICE DIVISIONS



Secretarial and Administration

This department is responsible for the:

- maintenance of the group's statutory records;
- administration of the Foschini Group Retirement Fund;
- administration of the group's trade marks;
- administration relating to the signing of the group's store leases; and the
- provision of legal assistance to the group when required.

Risk Management

The risk management department is responsible for the following functions:

- managing and controlling the Risk Management Process, as defined by the Risk Committee and as required by the Code of Corporate Practices and Conduct;
- appropriate insurance placement for the group;
- the administration of all group insurance claims and the compilation of comprehensive loss statistics;
- control over the group Business Continuity Planning process;
- the group Procurement process, ensuring that best practice is followed in all areas of the purchasing process throughout the group. A recent focus area is an analysis of our BEE purchasing strategy.
- facilitation of inter-divisional store security meetings as well as the hosting of similar informal meetings with other retailers to allow a cross-pollination of loss prevention information and strategies.

Group Payroll

This department is responsible for the accurate and timeous payment of salaries to all of the group's 9 989 permanent, part-time, contract and flexi-time employees.

We constantly strive to improve efficiencies, and are in the process of implementing:

- a paperless, web-based Human Resources Self-service system;
- a Time and Attendance and Staff Scheduling system and
- a new Payroll system.

Each of these systems will significantly improve processing speed and efficiencies, and reduce unnecessary paper flow. They will provide the capacity and flexibility to cater for the needs of the group into the future.

REVIEW OF SERVICE DIVISIONS

GROUP FINANCE

The Group Finance division provides the high level of financial expertise, service and support required and expected by the other divisions within the group. This centralised service division comprises the following areas of responsibility:

Financial Accounting

The primary areas of responsibility within this department are:

- the accurate and timeous production of all financial reports as required internally and externally;
- compliance with all required accounting standards and statutory requirements;
- liaison with the external auditors;
- control of the group's financial accounting systems.This will incorporate the sourcing and implementation of the new core accounting systems planned for 2005.
- Processing and payment of all merchandise, expense and rental transactions.

Corporate Reporting

- The collating and production of the group's interim and annual financial statements, and
- corporate communications and shareholder reporting.

Treasury

Treasury is responsible for the efficient cash management of the group, always ensuring that there are adequate lines of credit and funding via the appropriate financial instruments.

Taxation

This department is responsible for all aspects of the group's taxation compliance. By its nature, it is staffed by highly skilled experts who constantly remain abreast of current legislation.





Group Services

This division has as its mission to provide efficient value adding services through expert facilities management which ensures cost effective operational efficiency and work place well being.

Group services sees to it that the group's head office, regional offices, warehouses etc. are well maintained and equipped with modern efficient equipment and furniture; it oversees our huge mail room needs, the stationery requirements of the group, vehicle purchases and their maintenance plus a myriad of other items. Its duties cover wide ranging activities such as reception and switchboard controls, store alarm monitoring, plus outsourcing and supervising architectural and engineering requirements when needed, catering facilities, security throughout the group, travel facilities and even where appropriate, garden maintenance.

Foschinidata



[illegible]

Foschinidata is responsible for the information technology (IT) function of the entire group, with an objective of adding value by improving operational efficiencies and supporting future growth strategies. Information technology is today integral to our business operations and Foschinidata plays a decisive role in ensuring that all systems throughout the group work efficiently, as well as providing the necessary information technology facilities to support the expansion of all of our new business ventures.

The consolidation and rationalization of information technologies throughout the group continued in 2004, culminating in the following key system improvements,

- The successful implementation of the JDA merchandise application suite (ODBMS) for Exact! and Markhams. All trading divisions, with the exception of the Jewellery Division have now been converted to the new merchandise application suite. Implementation for the Jewellery Division is planned for 2006.
- The implementation of the Arthur AIM merchandise planning application for Exact! and the Jewellery Division. Markhams and the Sports Division are planned to convert in 2005, and Foschini in 2006.
- Progress in the delivery and roll out of our new windows based point of sale application called 'Active Retail'. This is currently being rolled out to all the group's 1 197 stores countrywide and involves the training of some 8 000 staff.
- Commencement of the implementation of our new DIGITAL wide area network, the conversion of which will be completed by June 2004.
- The roll-out of our new warehouse management system -'Nautilus' into more distribution centres such that all our distribution centres, with the exception of Jewellery, now run on the Nautilus warehouse management system. The implementation into the jewellery distribution centre is planned for 2005/2006.
- The upgrading of our infrastructure and system security controls.

Efficiencies have been achieved during the period through better vendor and outsource partner management, consolidation and standardisation of IT technologies and applications within the group and a focus on the total cost of each IT initiative.

Mindful of the strategic importance of efficient information technology systems in a multi-store retail business, our group's investment in Foschinidata is substantial, with operating expenses for 2004 of R 125,1 million and capital expenditure of R 35,9 million.

From a governance perspective, disaster recovery exercises are conducted regularly in order to ensure business continuity.



Our key initiatives for 2005 centre on:

- completing the digital wide area network conversion;
- continuing with the new point-of-sale roll out;
- upgrades for improvements in operational productivity;
- intranet developments;
- evaluating the replacement of our financial systems, and
- enhancing further capabilities from our existing merchandise systems.



The group's distribution and logistics team is responsible for the management of stock received from suppliers and distributing it to stores efficiently and productively. This year more than 30 million units were distributed.

A dedicated systems development team, which maintains and develops systems that ensure higher levels of productivity, supports this area. The systems employed at the various distribution centres (DC's), aside from Jewellery, are world class, enabling a high productivity rate, with Pick-to-Light and Radio Frequency (RF) being used for many years in the clothing DC's. A new Jewellery DC system is planned to be implemented next year in order to further improve the productivity and efficiency in this area.

This distribution and IT systems are further supported through materials handling systems that are continuously being redesigned, developed and implemented to support quicker throughput times. During 2003 Markhams & exact! distribution lines were replaced with RAPIDPAC technology, which more than doubled their throughput rates.

The transport of stock to stores countrywide is outsourced to HRP distribution Services, which relationship has been highly synergistic. This outsourced contract has earlier this year been extended for a period of 4 years.

The entire group's stock distribution is handled by the group's 4 distribution centres; 2 situated at Parow, 1 at Montague Gardens and 1 at Ndabeni, all based near the group's head office in Parow East, Cape Town. All storage, picking, packing and despatching of stock is managed centrally at these distribution centres. The group utilises HRP Distribution Services' hubs to cross-dock stock to stores in the various regions across South Africa, Swaziland, Namibia and Botswana.

Productivity figures in the various distribution centres are world class. Cost per unit and units per man-hour are closely measured and benchmarked against the best retailers in the world. The cost of distribution as a percentage of group turnover has improved from 1,51% in 2002 to 1,36% in 2004.

Our group utilises in excess of 20 local CMT factories in order to manufacture merchandise for our various trading divisions. Stock that is manufactured by these factories is accumulated at our Ndabeni distribution centre, allowing CMT's to maximise their production space. Fabric stock is procured by the group and housed at the Montague Gardens site prior to being delivered to the CMT's through our small in-house fleet.



HUMAN RESOURCES



[illegible] (Group Human Resources Director)

Group Human Resources is responsible for ensuring that we attract, develop and retain the best talent available for the continued success of our business. It acts as a specialist resource to the human resources functions within the trading and service divisions.

All trainee, junior and senior management are recruited centrally to ensure professional, consistent and detailed assessment, and selection. Training in competency-based recruitment is also provided to line management to enable effective selection at store level.

The group has clearly formulated Industrial Relations policies and procedures and extensive training is provided in these to line management.

We have regular interaction with our trade union, SACCAWU, and are currently in the second year of a two-year wage agreement signed in August 2003.

The Group Management Development division provides a variety of programmes for management across the group and these are regularly reviewed and updated. A new negotiating skills course has now been introduced to back up the group's initiative on effective procurement.

We ensure that our staff are remunerated competitively and efficiently and constantly review our remuneration and benefits in the light of market practices. We have an established job evaluation system and participate in several industry and function specific salary surveys.

All divisions develop and submit their manpower plans for review by the operating board twice annually. Transfers and promotions across the various divisions in the group provide wide career opportunities and enable optimum use of our managerial talent. Our Corporate Social Investment initiatives are developed and monitored by central HR and are outlined in detail in the group's sustainability report.

GROUP PROPERTY

The past year saw the department continue to seek new opportunities for the group in existing and new property developments as well as successfully re-negotiating favourable rentals in existing stores as a result of the overtrading situation in a number of areas in the country.

Through this process we achieved a rental saving of approximately R5 million, the benefit of which will continue over the next five years.

The group opened 45 new stores and closed 36 during the year, which resulted in a net increase of 1,5% of trading space. 10 stores were enlarged in the year, in the Foschini, Markhams, Totalsports and Sportscene divisions, which enabled them to improve their product offering and improved productivity of the trading space.

Following the above changes the group ended the year with 1 197 retail stores across all our brands amounting to 323 459 square metres. In order to open new stores, enlarge and revamp existing stores, capital expenditure of R90,8 million was incurred.

The group operates 12 different retail brands, which offer a variety to any new shopping centre, and should all the brands be accommodated in a centre, up to 3 500 m^2 of space would be taken up by the group.

The group has committed stores in a number of new centres such as Woodhill, Clearwaters, Cape Gate and Paarl Mall as well as enlargements in Centurion and Nelspruit, which will take place over the next eighteen months.





CORPORATE GOVERNANCE REPORT

The board of directors of Foschini Limited is committed to business integrity, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance in all aspects of the business and the ongoing development of best practices.

Foschini fully endorses the principles incorporated in the Code of Corporate Practices and Conduct, as outlined in the second King Report (King II), and the Listings Requirements of the JSE Securities Exchange South Africa.

The group has, in all material respects, complied with King II and continually strives to enhance compliance.

BOARD OF DIRECTORS

Role and Composition

Foschini has a unitary board structure comprising 10 directors. The 8 non-executive directors are all independent according to the King II definition, with the 2 executive directors being the managing director and the financial director. Detailed information on the directors and their credentials appear on page **41**.

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in the decision-making process. They contribute to the group's strategy formulation in addition to monitoring and measuring the company's performance and its executive management against key performance indicators.

The chairman and deputy chairman are both independent non-executive directors. The roles of the chairman, Eliot Osrin, and managing director, Dennis Polak, are separate, with a clear division of responsibilities. Both provide leadership and guidance to the company's board, and encourage deliberation on all matters requiring the board's attention, and obtain optimum input from the other directors.

The board retains full responsibility for the strategic direction and control of the group. In addition, they review the succession planning at senior levels to ensure sustainable leadership.

Newly appointed directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year one third of the existing board are subject to retirement by rotation and are eligible for re-election as directors by the shareholders. Directors have no fixed term of employment as directors, and the performance of directors is subject to annual peer review. No formal evaluation is undertaken of the board itself or of the various board committees. It is the intention, however, to commence this process in the current year.

Board Meetings

The board typically meets quarterly in Cape Town, and further meetings can be scheduled at short notice should circumstances dictate.

The board and its committees are timeously supplied with comprehensive information to enable them to effectively discharge their duties. All directors have access to the company secretary and all company records as well as to independent professional advice at the company's expense in appropriate circumstances.

BOARD COMMITTEES

The board of directors has delegated specific responsibilities to sub-committees, each with their own terms of reference which define their powers and duties. The sub-committees meet independently and report back to the board through their chairmen. The composition of the board committees is provided on page **41**.

Nominations Committee

The increasingly important role of the board of directors in upholding corporate governance standards necessitates the regular review of the conduct and competence of the board. The nominations committee considers and submits proposals on the composition of the board to ensure that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group.

Remuneration Committee

Attracting, retaining and motivating executives of the highest calibre is a major challenge facing the remuneration committee in determining the overall salary structures for senior executives. Responsibilities of the committee include making recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the managing director, the managing director's remuneration, directors' remuneration and fees, service contracts, senior executive management remuneration and the employee share incentive schemes.

The committee, which met three times during the course of the year, now comprises three independent non-executive directors and an external consultant. The managing director and the group human resources director attend by invitation, but recuse themselves upon deliberation of their own remuneration.

Audit Committee

The committee is governed by a formal charter that complies with the requirements of King II.

The role of the audit committee is, inter alia, :

- to review the effectiveness of the group's systems of internal control, including internal financial control and business risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing

directors and general managers (These representations follow consultations with relevant line management and provide assurance on the adequacy and effectiveness of the group's systems of internal control.);

- to monitor and supervise the effective functioning and performance of the internal auditors;
- to ensure that the scope of the internal audit function has no limitations imposed by management and that there is no impairment of their independence;
- to evaluate the independence, effectiveness and performance of the external auditors and obtain assurance from the auditors that adequate accounting records are being maintained;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated; and
- to review financial statements for proper and complete disclosure of timely, reliable and consistent information and to confirm that the accounting policies used are appropriate.

The committee consists of four independent non-executive directors and meets at least twice a year. Members of executive management, internal audit and the external audit partners and staff attend meetings at the invitation of the committee. At the close of each meeting the members of the committee meet separately with the external auditors, independently of management.

Risk Committee

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process which ensures that all material risks are identified, evaluated, effectively managed and where practical, quantified. This process is undertaken within each division as well as by the operating board. This has served to ingrain a sustainable risk awareness and culture at all levels. The assessments are aligned to the business objectives within each division as well as those of the group as a whole. All significant projects undertaken by the group are subject to formal risk assessments.

Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- the process of risk management and the system of internal control are regularly reviewed for effectiveness;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group, and that this was in place throughout the year under review;
- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous event, inter-alia, the destruction of a distribution centre, head office or computer facility, impacting its activities;
- a risk register is maintained and kept up to date; and
- appropriate insurance cover is placed for the group, and that all uninsured risks are reviewed and managed.

The five-person committee comprises two independent non-executive directors, two executive directors and a director of the operating board. Meetings are held four times a year. The major risks and consequent opportunities identified, considering both risk impact and their management, are:

- Customer base:

  Being a predominantly credit-based retailer, retaining our existing customers and attracting new customers are core to our sustainable growth.

  Managing this risk requires constant emphasis on product and customer service, and mitigating strategies include:
  - the provision of keenly priced and exciting product ranges across all divisions to our wide-ranging market segment;
  - continual staff training at all levels;
  - the recent implementation of a state-of-the-art multi-media customer services call centre to assist in the immediate resolution of customer enquiries;
  - the implementation of a new, efficient point-of-sale system to enhance store efficiency and customer service, and
  - equipping our stores to be attractive, enticing and congenial.

- The impact of HIV / AIDS upon our staff and customer base:

  A risk assessment was undertaken to understand the potential impact of HIV / AIDS upon both our employees and our customer base. This is constantly updated from current internal and external research, enabling us to timeously adapt our strategies according to changes in circumstances. At this point in time, the recorded impact of this pandemic upon both staff and customers has been minimal, particularly when compared to other industry sectors.

- Shortage of skills and expertise:

  Without insightful, specialised and talented staff, our continued success and growth through innovation would be impacted. Processes are in place to ensure that we attract, retain and develop high-quality staff within an environment that can satisfy ambition. The divisionalised structure of our group also provides a pool of skills in all key areas, which lends itself to seamless resource transference.

- Fluctuation in interest and exchange rates:

  Our strictly controlled and skilled treasury function is guided by formalised, documented policies and procedures. Interest rate risk is managed by constantly reviewing our borrowings mix between fixed and floating rate instruments, and long and short term financing, as the direction of the rates change. In addition, the potential benefit of any other interest rate products, such as Interest Rate Swaps and Forward Rate Agreements, are constantly monitored.

- Reduction in local manufacturing capacity:
  Fundamental to our business is a consistent, reliable supplier-base for all of our products. The current instability within the garment industry is of concern, as the large majority of our product is manufactured and sourced locally. Over many years we have built relationships with local manufacturers in order to procure quality merchandise for our group. We utilise, on an almost exclusive basis, in excess of 20 CMT factories on an ongoing basis. We have for many years supported local industry and will continue to do so in the future. Our signing of the National Declaration on the Apparel Industry with SACTWU endorses our commitment to our manufacturers and the economy as a whole.

- Crime:
  Crime remains a concern, both in terms of the impact of losses as well as its effect upon our staff. We see no competitive benefit in retaining knowledge to ourselves that we have gained in combating crime in all of its forms, and encourage regular meetings with other retailers in an endeavour to assist in its containment.

- Credit management:
  Various factors can lead to customers being unable to meet their financial obligations to the group. The group has state-of-the-art systems and credit management disciplines to monitor and limit the impact of this risk, and, in addition, many customers have availed themselves of the facility to insure their accounts against death.

- Information technology:
  This risk receives constant senior management attention and due to this, the exposure is reduced. The group's information technology division has been developed into a world-class division, and has been a major contributor to the success of the group. There is a major emphasis at all times on enhancing IT security, with much success and this will continue to receive attention at a senior level.

Internal Control

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material mis-statement; and
- to ensure compliance with applicable legislation and regulations.

The internal control systems are governed by a comprehensive internal control standards manual that is available to all staff via our intranet. Compliance with these laid-down standards rests within each division and is monitored via internal and external audit checks.The board is not aware of any material breakdown in the functioning of these controls during the period under review.

Internal Audit

The internal audit department, which reports to the audit committee of the board of directors, is an independent appraisal and assurance function. An Internal Audit Charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing, determines the mission and scope of the function. The mission is to provide independent, objective assurance and consulting services designed to add value and improve the group's operational performance. It assists the group in accomplishing its objectives by bringing a systematic, disciplined approach to evaluating and improving the effectiveness of risk management, control and governance processes. The scope of the internal audit function is to determine whether the group's risk management, control and governance processes, as designed and implemented by management, are adequate and functioning satisfactorily.

Internal audit has adopted a risk-based approach, and makes use of globally recognised control frameworks in the assessment of controls. The annual audit coverage is carefully planned and ratified by the audit committee. All significant findings and recommendations are reported to executive management and the board audit committee. Executive management is responsible for addressing any control deficiencies or systems improvements. The internal auditors have unrestricted access to all records and personnel and to the audit committee.

The internal audit and risk committee, comprising 2 non-executive and 2 executive directors, meets 4 times a year with the heads of the internal audit and risk departments.

Board Attendance

The attendance of the directors at board meetings and sub-committee meetings for the year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Commitee	Nominations Committee
Number of meetings	4	2	3	4	2
Directors Attendance					
E Osrin	4	2	3	4	2
D M Nurek	3	2	3	4	2
F Abrahams *	3	N/a	1	N/a	N/a
S E Abrahams	4	2	N/a	N/a	2
L F Bergman	4	N/a	N/a	N/a	N/a
W V Cuba	4	N/a	N/a	N/a	N/a
N H Goodwin	4	1	N/a	N/a	N/a
M Lewis	1	N/a	N/a	N/a	N/a
D M Polak	4	2	3	3	2
R Stein	4	2	N/a	4	N/a

* Appointed to the remuneration committee prior to the final meeting held for the financial year under review

Board Remuneration

The remuneration committee proposes the emoluments of the directors, which are then approved by the board. The group's policy is to align the remuneration structure of the executive directors with the interests of shareholders, and consequently a substantial portion of their package is performance related. The executive directors have standard employment contracts with the group, which do not exceed 3 years. Payments made to directors for services during the year are set out in note **21.**

Directors' Shareholdings

The direct and indirect holdings and transactions of the directors of Foschini Limited at 31 March 2004 are set out in note **15**. Non-executive directors do not participate in the share incentive schemes. All transactions are conducted at the ruling market price on the JSE Securities Exchange South Africa.

Directors' Interest

No contracts were entered into during the financial year in which any directors of the company had an interest. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

Personal Share Dealings

The board complies with the requirements of the JSE Securities Exchange South Africa in relation to the restrictions required in the trading of Foschini Limited shares by directors and employees during the defined closed periods. Restrictions may also be placed on share dealings at other times during the year should the group be involved in corporate activity or sensitive negotiations. The company secretary advises all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings whilst in possession of price-sensitive information. Details of directors' share dealings are disclosed to the Listings Division of the JSE Securities Exchange South Africa and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings. There is a process in place, in terms of the JSE Securities Exchange South Africa Listings requirements, for directors to obtain prior clearance before dealing in the company's shares.

Code of Ethics

The group has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code.

An aid to all staff in the reporting of any unethical or fraudulent behaviour is the availability of an outsourced, anonymous, toll-free hotline. Reported incidents are submitted to the risk management department for investigation.

Shareholder Relations

Foschini acknowledges the importance of pro-active engagement with the investment community to foster sound relationships between the company and institutional shareholders and investment analysts. Executive directors and senior management are accessible to investors and regular meetings are held with local and international shareholders.





Sustainability to Foschini is the need to ensure long-term, balanced profitability through innovation and inventiveness, without compromising short-term competitiveness. The needs of all of our stakeholders and our responsibilities to the environment and future generations must be considered, as we recognise that these will be the source of our ongoing success.

Our primary stakeholders, being our shareholders, employees, suppliers, government, local communities and society at large are all mutually dependent partners in the sustainability process.

We are committed to ensuring value for all stakeholders, and maintaining the highest moral and ethical standards.

CORPORATE SOCIAL INVESTMENT (CSI)

Foschini is well aware of the critical role that business has to play in the upliftment and development of the previously disadvantaged majority. A task of this magnitude will, for a substantial period of time, be beyond the scope of State resources alone.

It is for this reason that we are committed to investing in the upliftment of society and to playing a role in improving quality of life among disadvantaged communities.

Foschini makes charitable donations to more than 100 national and local Non Governmental Organisations. Our focus areas for CSI are Education, Job Creation, Welfare and HIV/AIDS, with an emphasis on children as the beneficiaries.

The Foschini Foundation

The Foschini Foundation was established in August 2000 specifically to support our CSI efforts. This foundation has a capital base of R20 million, and interest derived therefrom is used as part of our social investment spending. This generates in excess of R2m in income, which will be available for CSI expenditure in each year, and will be in addition to contributions that are made by Foschini directly.

Some of the larger projects supported by Foschini are detailed below.

- Equip
  Equip is part of the National Business Initiative(NBI). This project operates in disadvantaged schools and focuses on whole school development. We support six schools in the Western Cape area. Equip has a holistic approach which benefits the teachers, children and parents. They assist schools to become self-sustainable and fully-functioning at all levels. Government, business and service providers work in partnership to support this programme.

- University of Cape Town
  The School Development project run by the Faculty for Humanities at UCT is supported by Foschini. This project focuses on mathematics, science and literacy training for teachers and learners. The project is currently running in 4 primary schools and 1 high school in Mbekweni in the Paarl area.

- Junior Achievers
  This programme involves learners in grades 9 to 11 from disadvantaged communities and educates them in a wide range of business activities. 40 learners per annum are funded, and our staff are given the opportunity to participate as advisors. The project runs over 11 weeks and gives the learners insight into business entrepreneurship. They are taught the entire business cycle, from concept inception, establishing and running the business to ultimately closing or selling the entity.

- South African Institute for Entrepreneurship
  Foschini supports the Business Ventures programme, which is an entrepreneurial business development training tool that teaches complete financial and business concepts using experiential and discovery learning. It complies with Outcomes-based Education and results in an integrated training experience characterised by "learning by doing". We currently support 8 schools in this programme.

COMPOSITION OF SOCIAL INVESTMENT SPENDING


OTHER 8%
AIDS 7%
WELFARE 15%
JOB CREA
8%
EDUCATION 62%

In addition, we donate customer return merchandise to 8 national organisations on an annual basis. In total, 48,835 units of merchandise at a selling price of R7,2m were distributed to these organisations during the year under review.

Computers that we could not upgrade to our requirements were donated to the University of the Western Cape, where they were refurbished and installed at schools identified by them. In addition, a further 10 computers were donated to the Planned Parenthood Association of South Africa.

Employees in the various divisions are encouraged to serve on internal CSI committees in order to raise funds and give staff the opportunity to become personally involved in community activities. These include, amongst others:

- Foschini Marketing Department support for the Sakhumzi Childrens Home in Blue Downs, where Mama Emilia cares for approximately 110 abandoned and street children aged from 2 months to 20 years,
- Group Finance support for Colleen's Place of Hope in Mitchells Plain, where approximately 17 abandoned and ill children aged from 7 months to 17 years, receive care and shelter,
- The CTA Department within Retail Credit Solutions support for Mama Lumka in Blue Downs. Mama Lumka cares for children of all ages who have been abandoned. Most are physically or mentally impaired, and
- Most significantly, the efforts of an employee within the sample department of TFG Apparel, Roslyn Scholtz, who operates a feeding scheme from a container opposite her home in Mitchells Plain, utilising her own resources. Upon discovering her extraordinary efforts, the staff of TFG Apparel now assist with the purchasing of groceries, and a divisional committee has been established to assist Roslyn wherever possible.





EMPLOYMENT EQUITY

Foschini has achieved full compliance with all aspects of the Employment Equity Act.

Planning and Audit

In compiling the current Employment Equity plan, Foschini first commissioned an Employment Equity Audit by a South African Labour Law consultancy. This involved a comprehensive audit of business practices across all trading and service divisions through a process of employee and management questionnaires and interviews.

Our 2 largest office centres - in Johannesburg and Cape Town - have had full Disability Audits conducted by a specialist consultant to ensure that these facilities are suitable for and accessible to physically disabled employees.

In addition, all staff at our head offices and our 1 197 stores were consulted in drawing up an Employment Equity Plan which details both qualitative and quantitative goals and the measures to ensure their attainment.

Consultative Forums

Whilst the monitoring of numerical goals has been an important part of our assessment of progress, feedback from employees is invaluable in gaining a complete understanding of the successes and challenges that we face. To this end, each trading and service division has its own Employment Equity Forum that meets regularly to ensure that qualitative progress towards objectives is being made.

In-house Talent

A great deal of focus has been placed on the identification and development of in-house talent. Trading divisions have run national change initiatives to achieve this, such as the Foschini Retail Academy. Part of the benefit of these programmes has been the identification of skills, talents and potential in previously disadvantaged groups across all divisions. In service divisions, similar programmes, such as the Foschinidata Accelerated Development Programme, have achieved similar results.

Coupled to this, we recognise that it is vital for all employees to have equal access to promotional opportunities. The challenges that a large and geographically diverse distribution of stores and offices presents have been taken into account by ensuring that the advertising of vacancies is accessible to all staff.

Graduate trainee recruitment has exclusively focussed on previously disadvantaged groups, with all graduate trainee placement this year being from PDG's.

Workforce Profile

Evidence of progress towards our targeted workforce profile is depicted in the graph below, where workforce composition is shown as at April 2000, October 2001, October 2002 and October 2003 alongside the planned October 2005 goal. Overall progress towards the targeted workforce profile is on track for African employees, and has been met for Coloured, Indian and White employees. Whilst good progress has been made at junior and middle management levels, focus is now being placed on further progress at senior management levels.

WORKFORCE PROFILE


African
Coloured
Indian
White
April 2000
October 2001
October 2002
October 2003
2005 Plan

Recruitment

The focus on recruitment as a means to ensure representivity is evident from the chart below, where the majority (75%) of new employees have been sourced from previously disadvantaged groups.

RECRUITMENT


INDIAN
9%
COLOURED
32%
WHITE
25%
AFRICAN
34%

SKILLS DEVELOPMENT

In tandem with the Employment Equity Act, Foschini has fully complied with all requirements of the Skills Development Act. All divisions have established Skills Development Forums, which meet regularly to review and monitor progress against their Workplace Skills Plans.

Refunds and Discretionary Grants

As a result of full compliance, we have qualified for all available refunds due from the Wholesale and Retail SETA. In addition to these refunds, we have qualified for discretionary grants from the SETA, which are awarded for additional progress involving training and accreditation. We have qualified for these each year in which they have been payable.

In all cases, SETA refunds and discretionary grants received are earmarked for further investment into training. All spending of refunds and grants received is reported at Operating Board level to ensure that these funds are exclusively and completely used towards further training.

Accreditation

Foschini has already been awarded provisional accreditation as a training provider. The necessary steps to receive full accreditation are currently under way.

Representation

We are represented on SETA administrative structures, such as the Standards Generating Body(SGB).

Learnerships

In excess of 60 learnerships are currently in place in Foschini. These have been sourced from both inside the organisation as well as outside, with the emphasis on providing workplace training to previously unemployed individuals. This is the third year in which we have offered learnerships.

Staff Training

Foschini is committed to the ongoing training of all staff, both to improve productivity as well as the staff skills base.

During the year under review, 4,057 staff members underwent a variety of comprehensive, tailored training activities within all trading and service divisions. In addition, we are piloting the Adult Basic Education and Training programme, which concentrates on numeracy and literacy skills for staff for the attainment of a matriculation or equivalent qualification. There are currently 20 staff involved in this pilot and if successful, we will encourage a greater number of participants.

BLACK ECONOMIC EMPOWERMENT (BEE)

Foschini is aware of the important role that the private sector will have to play in the development of historically disadvantaged communities and in contributing to the transformation process.

A comprehensive BEE assessment by an accredited Economic Empowerment Rating Agency is planned during the coming financial year in order to provide us with an independent empowerment status.

This assessment will encompass the 4 core elements of BEE, as defined in the Department of Trade and Industries Black Economic Empowerment Strategy document, which are:

- Direct empowerment,
- Human Resource Development and Employment Equity,
- Indirect Empowerment, and
- Discretionary Empowerment.

This will allow us to evaluate our existing status, and formulate an appropriate BEE strategy.

EMPLOYEES AND EMPLOYEE BENEFITS

The Foschini staff complement at its head offices and stores at year end comprised the following:

Employee statistics:	2004	2003
Permanent full time employees	**7 042**	6 918
Permanent part time employees	**225**	359
Contract employees	**203**	319
Flexitime employees	**2 519**	1 648
Casual employees	**3 486**	3 759

Women comprise 77,8% of the total staff complement. Total staff turnover for the year under review was 19,8%, the large majority arising at store level, which is in line with industry norms.

All permanent staff of wholly owned subsidiaries are required to join the Foschini Group Retirement Fund, which is a defined contribution fund registered in terms of the Pensions Fund Act No 24 of 1956.

The fund is administered by Foschini in accordance with an agreement approved by the Financial Services Board. The fund is managed by a Board of Trustees which meets quarterly; they receive no remuneration for their services. The assets of the fund are under the control of the trustees, who are advised by external consultants. Subcommittees for strategy and investments meet quarterly, and the benefits subcommittee meets monthly. Total assets of the fund per the report of the asset consultants at 31 March 2004 amounted to R1 288,5m, an increase of 31,8% over the previous year. Pensioners were awarded an increase of 6% effective from 1 January 2004, which is in line with the Pensioner Increase policy of the fund to award at least inflationary increases, subject to affordability.



As required by the Pension Funds Act, 50% of the trustees are member-elected. The term of office for all member-elected trustees is 3 years, whereafter they are eligible for re-election. Induction training is provided to new trustees, and regular on-going training is offered to all trustees. Apart from retirement benefits, the following are provided by the fund:

- A funeral benefit of R7 500 for the principal member and spouse, and a lesser benefit for their dependent children.

- A death benefit of three times annual salary as well as the member's gross share is available to provide benefits to dependants and beneficiaries payable in the event of death in service. Where the death is accidental, a further benefit of twice annual salary is payable.

- An insured disability benefit is provided to qualifying staff members. This benefit equates to 75% of the salary earned at the time of disablement, and is payable until attainment of normal retirement age, whereafter the normal retirement benefit will become effective.

Employees of subsidiaries trading outside of the borders of South Africa belong to umbrella funds that comply with the legislation of the relevant territory.

A formal risk assessment of the retirement fund is undertaken at least annually. Taking into account mitigating factors, HIV/AIDS is considered to be the highest potential risk to the fund. Regular actuarial valuations, the ability to amend the fund's benefits and on-going AIDS education and awareness should minimise the risk to the fund.

The Foschini Group Medical Aid Scheme is an in-house, subsidised medical aid that is aligned to best suit the needs of the employees. Membership is voluntary, except for senior employees.

The scheme is administered by the Metropolitan Health Group, and is fully compliant with the Medical Schemes Act.

The Foschini Group Medical Aid Board of Trustees is responsible for all aspects of the scheme, which is reviewed by both the Foschini Group Medical Aid Audit Committee and the external auditors. The Trustees and Audit Committee receive no remuneration for their services.

The accumulated funds ratio of the scheme at 61.79% is well in excess of the required minimum of 25%. A risk assessment for the medical aid is undertaken at least annually, both by the Trustees and the administrators. The highest potential risk identified by the Trustees is inadequacy of the administrator's financial and management systems. The primary concern of the Trustees is their limited access to these systems for their evaluation. The risk, however, is mitigated by close monitoring of all reports from the administrator, as well regular meetings with our scheme's external auditors.

Bursary Scheme

Foschini runs a bursary scheme for children of employees. This scheme is independently administered by the South African Institute of Race Relations on our behalf. Here, academic excellence in children of employees who may otherwise not have access to tertiary education is rewarded. More than 90% of these employees are from previously disadvantaged groups. 38 Bursaries were granted during the year under review, and 10 students graduated at the end of December 2003 with tertiary qualifications.

Educational Assistance

Low interest loans are available to employees to assist with the costs of tertiary education for their children. These loans are available on an annual basis for each child, and are repayable over two years to improve affordability.

Home Assistance

Similarly, low interest loans are available to employees to assist with the purchase or improvement of property. These loans are weighted towards providing greater assistance in the purchase or improvement of property within the lower price brackets. Employees requiring further financial assistance may also borrow against their share within the Foschini Group Retirement Fund, subject to its rules.

Sponsorship

Employees are encouraged to further studies that will assist them in their current or future career with Foschini. Sponsorship varies according to the level of study, and requires greater financial commitment from employees at higher educational levels. Assistance with Matriculation study fees is 100%. Coupled to this, we offer the Unisa Retail Certificate, an intensive one-year retail-specific diploma.

Healthcare

Occupational Health Clinics are provided for staff at head office and satellite locations. These clinics are staffed by nursing sisters and are assisted by a medical doctor who deals with appropriate cases. Curative and preventative care is provided, including family planning, social stress counselling, health education and screening, and full management of occupational health. The Occupational Health Service also provides a full range of support services across the country, including the management of our disability benefit. The latter is an income-replacement benefit that compensates employees who are unable to work for an extended period of time owing to ill health.

STAFF SAFETY

Foschini is committed to ensuring a safe and healthy working environment for all of its staff. In line with most other retailers, it operates within a low risk environment. We comply with all relevant legislation, in particular the Occupational Health and Safety Act of 1993.

During the year under review, 330 incidents were reported, most of which were minor. There were no fatalities, and in 245 instances, not more than 3 working days per incident were lost.

HIV / AIDS

Policy

The Group has a formal HIV/AIDS Policy in place. This has been communicated to all employees by the Group Managing Director.

Awareness and Education

Recognising the potential risk that HIV/AIDS posed to the business, Foschini first launched an awareness campaign about HIV/AIDS in the early 1990's. In 2002, a risk assessment was performed in order to more accurately understand the potential HIV/AIDS profile of employees in the organisation and also its customers. More recently a Group AIDS forum has been established that meets monthly to ensure that awareness and activities around HIV/AIDS have continued momentum.

In addition to the ongoing dissemination of topical information and training sessions, a handbook has been written for managers that provides guidance on how to manage the HIV-positive employee. Brochures containing important information and pertinent facts about HIV/AIDS were sent to all employees in alternative months during 2003.

We commemorate World AIDS Day on the 1st of December each year. Merchandise designed and created by unemployed HIV positive women is sold to staff, and all proceeds remitted to them. In addition, staff are encouraged to purchase Christmas gifts for specifically identified HIV positive children.

Testing and Disease Management
Currently we are in the process of investigating the logistics of rolling out a comprehensive Voluntary Counselling and Testing (VCT) programme and an appropriate disease management programme to the widely dispersed network of stores and offices.

WHISTLEBLOWING

An outsourced, anonymous whistleblowing facility has been in place since February 1998 for the reporting of suspected fraud and unethical behaviour. Use is made of a toll free number. All reports are submitted to the centralised risk management department, which ensures that all incidents are logged and resolved. A minimum reward of R2,000 is paid where follow-up confirms evidence of fraud or unethical behaviour. There is a strong focus on staff awareness of this facility via regular distribution of laminated posters and wallet-sized cards.

SUPPLIERS

It is important that our manufacturing and merchandise suppliers share the same ethics and values as ourselves. Our suppliers have been issued with supplier agreements for signature, which require their compliance with, inter-alia, labour and customs and excise legislation.

Regular audits are undertaken at their premises; we require any recorded deviations from agreed standards to be addressed in order for us to maintain a business relationship.

We have signed the National Declaration on the Apparel Industry with SACTWU to assist in the development of the South African manufacturing industry.

ENVIRONMENT

Whilst the retail industry generally has a low impact upon the environment when compared to the industrial, manufacturing and mining sectors, we are users of power and water, and generate paper and plastic waste. These are all areas that need to be controlled.

We fully support the Eskom Demand-Side Management initiative which is aimed at significant national energy reduction.

At head office level, energy management systems and efficient lighting minimise energy consumption.

At store level, we have commenced an investigation into converting lighting to new electronic control gear combined with low-energy lamps. Whilst still in project phase, indications are that a 20% saving in energy on store lighting would be attainable.

Plastic hangers are recycled; the cleaning and sorting processes are performed by The Workshop in Stellenbosch and Chris Steytler Industries in Bellville, providing employment to their disabled employees.

At head office level, discarded paper and cartons are sent for recycling, and all proceeds utilised for CSI projects.

At store level, formal procedures for the recycling of waste materials are being developed. In the interim, the majority of store paper and plastic waste is managed by shopping centre disposal processes and the informal sector.

All plastic bags used by the stores are durable and re-usable, being at least 40 microns in thickness. There is encouraging evidence that both retailers and consumers in general have taken the initiatives of the Department of Trade and Industries to heart. There is now clearly a perceived value to plastic bags, significantly contributing to the reduction in their pollutant impact.



Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS - FOSP
ISIN codes: ZAE000031019 - ZAE000031027

Attorneys
Sonnenberg Hoffmann Galombik

Auditors
KPMG Inc.

Head Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa
Telephone +27 (0) 21 938-1911

Principal Banker
First Rand Bank Limited

Registered Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

Secretary
R Stein BComm, CA(SA)

Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

P O Box 6020, 7501 Parow East
South Africa

Sponsor
UBS Corporate Finance (South Africa) (Pty) Ltd
64 Wierda Road East, Wierda Valley, 2196
Sandton
South Africa

Transfer Secretaries
Computershare Investor Services Limited
9th Floor, 70 Marshall Street
2001 Johannesburg
South Africa

P O Box 61051
2107 Marshalltown
South Africa
Telephone +27 (0) 11 370 5000

United States ADR Depository
The Bank of New York, 620 Ave. of the Americas
New York, NY 10011

Website
http://www.foschinigroup.com/



ADMINISTRATION

Board of Directors of Foschini Limited

Independent non-executive



E Osrin (71)
Chairman * + # °
Appointed in 1978
Also a director of Allan Gray Property Trust Management Ltd, Atlas Properties Ltd and New Clicks Holdings Ltd



L F Bergman (60)
BSc(Chem.Eng.),
MSc(Ind.Adm.)
Appointed in 2002
Also a director of Super Group Ltd



D M Nurek (54)
Deputy Chairman * + # °
Appointed in 1990
Also a director of Allan Gray Property Trust Management Ltd, Aspen Pharmacare Holdings Ltd, Business Connexion Group Ltd, Distell Group Ltd, Kersaf Investments Ltd, New Clicks Holdings Ltd, Pick 'n Pay Stores Ltd and Trencor Ltd



W V Cuba (49)
BSc(Survey),
BSc(Info Systems), MBA
Appointed in 1998
Also a director of Mustek Ltd, Safika Holdings (Pty) Ltd and Stanlib Ltd.



Prof. F Abrahams (41) +
B. Econ(Hons), M Comm, D Comm
Appointed in 2003
Also a director of Transnet Ltd and Chairperson – V & A Waterfront Holdings (Pty) Ltd



N H Goodwin (64) *
Appointed in 1989



S E Abrahams (65)
FCA, CA(SA) * °
Appointed in 1998
Also a director of Investec Ltd, Investec PLC, Phumelela Gaming and Leisure Ltd and Super Group Ltd



M Lewis (45)
BA(Econ)(Hons)
Appointed in 1989

Executive



D M Polak (55) # °
Appointed in 1996
Joined the group in 1969



R Stein (54) #
BComm, CA(SA)
Appointed in 1999
Joined the group in 1996

* Member of the Audit Committee
\+ Member of the Remuneration Committee
\# Member of the Risk Committee
° Member of the Nominations Committee

Audit Committee
S E Abrahams (Chairman)
E Osrin
D M Nurek
N H Goodwin

Remuneration Committee
E Osrin (Chairman)
Prof. F Abrahams
D M Nurek
C J Ginsburg (Consultant)

Risk Committee
D M Nurek (Chairman)
E Osrin
D M Polak
R Stein
A D Murray (Director, Operating Board)

Nominations Committee
E Osrin (Chairman)
D M Nurek
S E Abrahams
D M Polak

The Foschini Group of Companies

Operating Board

D M Polak (55)
Managing Director
Joined the group in 1969

A D Murray (47) BA,CA
Retail Director - Jewellery Division, Markhams, Exact! and Sports Division
Joined the group in 1985

P S Meiring (48)
Managing Director - Retail Credit Solutions
Joined the group in 1983

R Stein (54) BComm,CA(SA)
Group Financial Director
Joined the group in 1996

S N Bowley (42) BBus.Sc(Hons)
Managing Director - Foschini Stores
Joined the group in 1987

H B Godfrey (49)
Managing Director - TFG Apparel Supply Company and @home
Joined the group in 1994

M C Park (60) BA(Econ),BSoc.Sc
Group Human Resources Director
Joined the group in 1973



From left to right : H B Godfrey, D M Polak, R Stein, S N Bowley, A D Murray, M C Park and P S Meiring

Executive Management

A R Bisogno (46)
Managing Director - Exact!
Joined the group in 1978

S E Eagle (45)
General Manager - TFG Apparel Supply Company
Joined the group in 1998

M Mendelsohn (45)
Managing Director – Sports Division
Joined the group in 1982

B J Curry (42)
General Manager - Foschinidata
Joined the group in 1988

D B Gedye (45)
Managing Director - Markhams
Joined the group in 1979

K L Schreuder (51) BA(Econ)
Managing Director - Jewellery Division
Joined the group in 1976

CORPORATE BOARD • FOSCHINI LIMITED

GROUP MANAGING DIRECTOR

BOARD OF DIRECTORS • FOSCHINI GROUP OF COMPANIES

OPERATIONS

Foschini

[illegible]

Markhams

[illegible]

Exact!

Sports Division

[illegible]

Jewellery Division

[illegible]

@home

TFG Apparel Supply Company

Financial Services

[illegible] Personal Finance

SERVICES

[illegible]







GROUP STATISTICS

YEARS ENDED
NO. OF WEEKS
Profitability
Retail turnover (Rm)
Trading income (Rm)
Net income attributable to ordinary shareholders (Rm)
Headline earnings (Rm)
Balance Sheet
Non-current assets (Rm)
Current assets (Rm)
Total assets (Rm)
Total shareholders' interest (Rm)
Minority interest (Rm)
Non-current liabilities (Rm)
Current liabilities (Rm)
Total equity and liabilities (Rm)
Cash flow statement
Cash flows from operating activities (Rm)
Cash flows from investing activities (Rm)
Cash flows from financing activities (Rm)
Net increase(decrease) in cash (Rm)
Cash at the beginning of the year (Rm) #
Cash at the end of the year (Rm) #
The figures from 1995 to 2002 comprise of cash and cash equivalents, whereas the figures for 2003 and 2004 comprise of cash only.
Performance measures/ratios
Turnover growth (%)
Trading margin (%)
Debt equity ratio (%)
Total liabilities to shareholders' interest (times)
Current ratio (times)
Headline earnings per ordinary share (cents) *
change (%)
Tangible net asset value per ordinary share (cents) **
Market capitalisation (Rm)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
	52	52	52	52	53	52	52	52	52	52
	4 410,0	3 880,6	3 289,9	2 980,5	2 646,5	2 514,3	2 399,3	2 256,5	2 183,3	1 787,5
	797,9	563,1	333,3	190,9	319,6	337,8	338,7	300,1	404,2	344,8
	516,9	359,5	199,9	116,0	233,3	211,2	193,0	165,1	227,5	188,4
	523,4	364,8	203,0	119,1	233,3	211,2	191,6	165,1	227,5	188,4
	983,0	754,7	965,5	1 107,7	805,6	800,8	775,8	711,0	592,0	602,8
	2 824,2	2 630,6	2 120,6	1 781,3	1 797,2	1 517,6	1 461,9	1 249,8	1 230,5	1 053,4
	3 807,2	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8	1 822,5	1 656,2
	2 291,4	2 077,0	1,830,1	1 775,1	1 755,7	1 544,3	1 349,0	1 156,0	991,0	763,7
	10,1	5,1	8,6	-	-	-	-	-	-	-
	471,0	514,7	625,2	599,3	376,2	324,7	415,8	397,2	410,1	487,9
	1 034,7	788,5	622,2	514,6	470,9	449,4	472,9	407,6	421,4	404,6
	3 807,2	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8	1 822,5	1 656,2
	286,2	288,3	121,4	66,1	159,0	271,9	135,4	184,7	148,1	74,4
	(291,6)	(155,1)	(166,6)	(370,2)	43,6	(45,3)	(80,4)	(84,6)	(19,5)	25,1
	7,4	(132,8)	46,7	352,2	(83,8)	(236,4)	(56,6)	(98,0)	(125,6)	(94,1)
	2,0	0,4	1,5	48,1	118,8	(9,8)	(1,6)	2,1	3,0	5,4
	27,2	26,8	175,3	127,2	8,4	18,2	19,8	17,7	14,7	9,3
	29,2	27,2	176,8	175,3	127,2	8,4	18,2	19,8	17,7	14,7
	13,6	18,0	10,4	12,6	5,3	4,8	6,3	3,4	22,1	23,9
	18,1	14,5	10,1	6,4	12,1	13,4	14,1	13,3	18,5	19,3
	4,0	8,6	17,1	15,1	3,0	-	-	17,2	28,3	38,4
	0,66	0,63	0,68	0,63	0,48	0,50	0,56	0,67	0,83	1,12
	2,73	3,34	3,41	3,46	3,82	3,38	3,09	3,07	2,92	2,60
	237,1	162,2	87,9	50,1	100,1	91,2	82,7	71,3	98,3	81,4
	46,2	84,5	75,4	(49,9)	9,8	10,2	16,1	(27,4)	20,8	31,1
	1 038,9	917,6	803,2	731,5	752,7	666,8	582,4	499,1	427,8	329,6
	4 797,9	2573,3	1 681,1	1 190,5	3 196,1	2 917,4	4 451,5	3 495,6	5 243,0	4 222,8



YEARS ENDED
NO. OF WEEKS
Statistics
Number of ordinary shares in issue (millions)
Number of ordinary shares on which headline earnings per share calculated (millions)
Net number of ordinary shares on which net asset value per share calculated (millions)
Number of stores
Floor area (square metres)



2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
52	52	52	52	53	52	52	52	52	52
240,5	240,5	240,5	240,5	235,0	231,5	222,6	211,9	201,7	191,9
220,7	224,9	231,0	237,9	233,2	231,5	231,5	231,5	231,5	231,5
218,4	223,6	226,3	240,5	233,2	231,5	231,5	231,5	231,5	231,5
1 197	1 188	1 185	1 207	1 088	1 069	1 013	971	945	863
323 459	317 381	310 166	309 188	272 152	260 371	252 266	240 023	233 315	219 070

Notes

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

* Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the weighted average number of shares in issue, without re-statement of prior year figures.

** Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the net actual number of shares in issue, without re-statement of prior year figures. From 2001 this figure has been calculated as the tangible net asset value per ordinary share.

Definitions

Headline earnings	Net income attributable to ordinary shareholders adjusted for the effect, after tax, of extraordinary items.
Trading margin	Trading income expressed as a percentage of retail turnover.
Debt equity ratio	Interest bearing debt and short terms loans, reduced by preference share investment and cash, expressed as a percentage of Capital and Reserves.
Current ratio	Current assets divided by current liabilities.
Headline earnings per ordinary share	Headline earnings divided by the weighted average number of shares in issue for the year.
Tangible net asset value per ordinary share	Total net asset value, excluding Goodwill and Trademarks, divided by the net number of ordinary shares in issue at the year end.
Market capitalisation	The market price per share at the year end multiplied by the number of ordinary shares in issue at the year end.

	Notes	2004 Rm	%	2003 Rm	%
Turnover		**4 410,0**		3 880,6	
Dividends received		**16,7**		18,9	
Paid to suppliers for goods and services		**(2 841,5)**		(2 598,0)	
Value added		**1 585,2**	**100,0**	1 301,5	100,0
Applied as follows:					
Employees					
Remuneration to employees		**657,3**	**41,5**	601,3	46,2
Providers of capital					
To lenders as finance charges		**55,5**	**3,5**	63,5	4,9
To shareholders as dividends		**154,0**	**9,7**	95,0	7,3
Taxation					
Taxation		**242,5**	**15,3**	174,3	13,4
Reinvested					
Reinvested in the group to finance future expansion and growth	1	**475,9**	**30,0**	367,4	28,2
Employment of value added		**1 585,2**	**100,0**	1,301,5	100,0

Notes to the Value Added Statement

	2004 Rm	%	2003 Rm	%
1. Reinvested in the group to finance future expansion and growth				
Depreciation and goodwill	**122,5**	**7,7**	122,1	9,4
Deferred taxation	**(16,7)**	**(1,0)**	(26,1)	(2,0)
Retained income	**370,1**	**23,3**	271,4	20,8
	475,9	**30,0**	367,4	28,2
2. State taxes				
Direct taxation as above	**242,5**		174,3	
Net value added taxation	**146,5**		127,6	
Employees taxation	**78,1**		83,3	
Regional Services Council levies	**9,9**		8,5	
Channelled through the group	**477,0**		393,7	

2004


4
1
3
2

2003


4
1
3
2

		2004	2003
1	EMPLOYEES	**41,5%**	46,2%
2	REINVESTED	**30,0%**	28,2%
3	TAXATION	**15,3%**	13,4%
4	PROVIDERS OF CAPITAL	**13,2%**	12,2%

VALUE ADDED STATEMENT

SHAREHOLDER SPREAD

	Number of shareholders	% of total	Number of shares held	Percentage of shares in issue
1 - 1 000 shares	1 678	42,4	710 369	0,3
1 001 - 10 000 shares	1 548	39,1	5 308 331	2,2
10 001 - 100 000 shares	466	11,8	18 215 383	7,6
100 001 - 1 000 000 shares	222	5,6	66 994 165	27,8
1 000 001 shares and over	46	1,1	149 269 993	62,1
	3 960	100,0	240 498 241	100,0

DISTRIBUTION OF SHAREHOLDERS

Category	Number of shareholders	% of total	Number of shares held	Percentage of shares in issue
Banks	101	2,6	30 541 140	12,7
Companies	289	7,3	50 425 116	21,0
Insurance Companies	35	0,9	8 214 139	3,4
Mutual Funds	183	4,6	57 295 027	23,8
Nominee Companies and Trusts	691	17,4	6 291 675	2,6
Pension and Provident Funds	277	7,0	74 171 482	30,9
Individuals	2 384	60,2	13 559 662	5,6
	3 960	100,0	240 498 241	100,0

BENEFICIAL SHAREHOLDINGS GREATER THAN 5 %

Beneficial interests - direct and indirect as per share register and information supplied by nominee companies as at 26 March 2004	Holding	Percentage
Public Investment Commissioners	18 809 717	7,8
Foschini Stores (Pty) Ltd	16 877 827	7,0
	35 687 544	14,8

FUND MANAGERS' HOLDINGS GREATER THAN 5%

According to disclosures made the following fund managers administered client portfolios which included more than 5% of the company's issued shares	Holding	Percentage
Allan Gray Ltd (SA)	38 460 851	16,0
Investec Asset Management (SA)	30 006 315	12,5
Old Mutual Asset Management (SA)	14 860 164	6,2
Stanlib Limited (SA)	14 452 155	6,0
Sanlam Investment Managers (SA)	13 632 689	5,6
	111 412 174	46,3

SHAREHOLDER SPREAD

Category	Number of beneficial shareholders	% of total	Number of shares held	Percentage of shares in issue
Public	3 933	99,3	198 807 681	82,7
Directors	24	0,6	23 611 052	9,8
Trustees *	2	0,1	1 201 681	0,5
Subsidiary	1	-	16 877 827	7,0
Total	3 960	100,0	240 498 241	100,0

* The dematerialised register closed on 26 March 2004 and shares purchased by the Foschini Share Incentive Trust were not settled before that date. At 31 March 2004 the trust held an additional 5 071 753 shares representing 2,1% of the shares in issue.

	2004	2003	2002	2001	2000
Market price per share (cents)					
- at year end	**1 995**	1 070	699	495	1 360
- highest	**2 140**	1 212	830	1 385	1 760
- lowest	**1 070**	685	460	495	1 040
- average	**1 724**	970	655	863	1 466
Tangible net asset value per share (cents)	**1 038,9**	917,6	803,2	731,5	752,7
Number of shares in issue (millions)	**240,5**	240,5	240,5	240,5	235,0
Number of beneficial shareholders *	**3 960**	2 938	2 232	-	-
Price/earnings ratio at year end	**8,41**	6,60	7,95	9,88	13,60
Dividend yield	**3,2**	3,7	3,0	6,8	2,3
Number of shares traded during the year (millions)	**149,2**	162,3	145,0	160,5	70,9
Volume traded/number of shares in issue (%)	**62,0**	67,5	60,3	66,7	30,2
Market capitalisation (R millions)	**4 797,9**	2 573,3	1 681,1	1 190,5	3 196,1

* Figures for 2000 and 2001 are not available

Financial year end	31 March 2004
Annual Report	30 June 2004
Annual general meeting (67th)	1 September 2004
Interim profit announcement	November 2004
Dividend payments	
Ordinary	
- final	July 2004
- interim	January 2005
Preference	
- interim	September 2004
- final	March 2005







BOARD OF DIRECTORS APPROVAL

The board of directors (the board) is responsible for the preparation of the annual financial statements of the company and the group in accordance with South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. These incorporate reasonable and prudent judgements and estimates and fairly present the state of affairs of the company and the group.

The Board has every reason to believe that the company will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 52 to 79 were approved by the Board on 27 May 2004 and are signed on its behalf by:

E OSRIN	D M POLAK
Chairman	Managing Director

COMPANY SECRETARY'S CERTIFICATE

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act, 1973, as amended, and that such returns are true, correct and up to date.

R STEIN
Secretary
27 May 2004



AUDITORS' REPORT

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, set out on pages 52 to 79, for the year ended 31 March 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes :

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2004, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
27 May 2004

Nature of Business

Foschini Limited is an investment holding company whose subsidiaries, through their operating divisions – Foschini, branded as Foschini, Donna Claire and Fashion Express; Markhams, branded as Markhams and RJL; Exact!; The Sports Division, branded as Sportscene and Totalsports; TFG Apparel Supply Company; The Jewellery Division, branded as American Swiss, Matrix and Sterns; @home and Retail Credit Solutions – retail clothing, jewellery, accessories, cosmetics, sporting apparel and homewares to the broad, middle-income group throughout Southern Africa. The group operates in the retail and personal loans and private label segments, almost entirely within the South African Common Monetary Area. Retail turnover emanating from Swaziland and Botswana accounts for 0,6% of the group's turnover.

General Review

The financial results are reflected in the annual financial statements on pages 52 to 79.

Corporate Governance

Details are covered on pages 30 to 33 of this report.

Corporate Sustainability

Details are covered on pages 34 to 39 of this report.

Share Capital

The group's share buy back programme commenced at the end of May 2001. 16,9 million shares have been purchased by a subsidiary, and a further 5,2 million by the group's share incentive trust. These shares, representing 9,2% of the company's issued share capital have been purchased at an average cost of R10,08 per share, are treated as treasury shares and have been eliminated on consolidation. Further details of the authorised and issued share capital are reflected in note 15.

Distribution to Shareholders

Interim ordinary

The directors declared an interim ordinary dividend of 32 cents per ordinary share, which was paid on 5 January 2004 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 2 January 2004.

Final ordinary

The directors declared a final ordinary dividend of 62 cents per ordinary share payable on Monday, 19 July 2004 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 16 July 2004.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

30 September 2003 - R13 000
(28 September 2002 - R13 000)
31 March 2004 - R13 000
(2 April 2003 - R13 000).

Directors and Secretary

The names of the company's directors and the secretary are set out on pages 40 and 41 of this annual report.

The following independent non-executive directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as independent non-executive directors:

S E Abrahams, L F Bergman and W V Cuba.

For details of directors' interests in the company's issued shares, refer to note 15 (Share Capital).

Subsidiaries

The names of, and certain financial information relating to the company's key subsidiaries appear on page 79.

Earnings of Subsidiaries

The total profits (losses) of consolidated subsidiaries are as follows:

	2004 Rm	2003 Rm
Profits	488,4	305,5
Losses	(5,1)	(0,1)
Net profit after taxation	483,3	305,4

Special Resolutions

On 3 September 2003 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 1 September 2004 shareholders will be asked to renew this general authority, as set out in the notice to members.

No other special resolutions were passed during the year under review.

Special Resolutions Passed by Subsidiary Companies

No special resolutions of any significance were passed during the year under review.

Staff Share Incentive and Option Schemes

Details are reflected in note 15 (Share Capital).





ANNUAL FINANCIAL STATEMENTS


RELAY

INCOME STATEMENT
FOR THE YEARS ENDED 31 MARCH

Foschini Limited and subsidiaries

	Notes	% change	2004 Rm	2003 Rm
Retail turnover		13,6	**4 410,0**	3 880,6
Cost of turnover			**2 554,2**	2 282,6
Gross profit			**1 855,8**	1 598,0
Interest received	3		**208,5**	149,4
Trading expenses	3		**(1 266,4)**	(1 184,3)
Trading income	3	41,7	**797,9**	563,1
Dividends received			**16,7**	18,9
Goodwill and trademarks written off	4		**(6,5)**	(5,3)
Operating income			**808,1**	576,7
Net finance charges			**55,5**	63,5
Income before taxation		46,6	**752,6**	513,2
Taxation	5		**228,8**	148,2
Income after taxation			**523,8**	365,0
Minority interest			**6,9**	5,5
Income attributable to ordinary shareholders		43,8	**516,9**	359,5
Reconciliation of attributable income to headline earnings				
Income attributable to ordinary shareholders			**516,9**	359,5
Goodwill and trademarks written off			**6,5**	5,3
Headline earnings		43,5	**523,4**	364,8
Earnings per ordinary share (cents)	6	46,6	**234,2**	159,8
Headline earnings per ordinary share (cents)	6	46,2	**237,1**	162,2
Diluted earnings per ordinary share (cents)	6	42,9	**225,3**	157,7
Diluted headline earnings per ordinary share (cents)	6	42,6	**228,2**	160,0
Dividend per ordinary share (cents)				
- interim		33,3	**32,0**	24,0
- final		93,8	**62,0**	32,0
		67,9	**94,0**	56,0



  

Foschini Limited and subsidiaries	Notes	2004 Rm	2003 Rm
ASSETS			
Non-current assets			
Property, plant and equipment	7	**315,6**	286,0
Goodwill and trademarks	4	**22,3**	24,6
Preference share investment	8	**200,0**	-
Loans	10	**8,8**	79,9
Loan debtors	11	**213,8**	117,8
Participation in export partnerships	12	**222,5**	246,4
		983,0	754,7
Current assets			
Inventory	13	**689,7**	599,3
Trade receivables - retail	14	**1 494,4**	1 318,0
Trade receivables - private label cards	14	**195,3**	107,9
Other debtors and prepayments		**92,3**	118,0
Preference share investment	8	**-**	150,0
Loan debtors	11	**323,3**	310,2
Cash		**29,2**	27,2
		2 824,2	2 630,6
Total assets		**3 807,2**	3 385,3
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	15	**3,1**	3,2
Share premium		**498,7**	498,7
Treasury shares purchased		**(269,9)**	(121,2)
Dividend reserve	16	**149,1**	76,9
Hedging (deficit) reserve		**(4,0)**	0,4
Distributable reserve		**1 914,4**	1 619,0
		2 291,4	2 077,0
Minority interest		**10,1**	5,1
Non-current liabilities			
Interest bearing debt	17	**320,4**	347,4
Deferred taxation	18	**150,6**	167,3
		471,0	514,7
Current liabilities			
Short term loans		**0,9**	9,4
Accounts payable	19	**769,2**	560,4
Taxation		**163,1**	129,7
Provisions	20	**101,5**	89,0
		1 034,7	788,5
Total equity and liabilities		**3 807,2**	3 385,3

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 MARCH



Foschini Limited and subsidiaries	Notes	2004 Rm	2003 Rm
Share Capital			
Balance at the beginning of the year		**3,2**	3,2
Shares purchased by subsidiary		**(0,1)**	-
Balance at the end of the year	15	**3,1**	3,2
Share Premium			
Balance at the beginning of the year		**498,7**	498,7
Balance at the end of the year		**498,7**	498,7
Treasury Shares			
Balance at the beginning of the year		**(121,2)**	(96,7)
Acquisition from share incentive trust		**(83,7)**	-
Sale by share incentive trust		**42,9**	-
Purchased by subsidiary		**(107,9)**	(24,5)
Balance at the end of the year		**(269,9)**	(121,2)
Dividend Reserve			
Balance at the beginning of the year		**76,9**	37,3
Transfer from distributable reserve		**149,1**	76,9
Transfer to distributable reserve		**(76,9)**	(37,3)
Balance at the end of the year	16	**149,1**	76,9
Hedging (Deficit) Reserve			
Balance at the beginning of the year		**0,4**	-
Unrealised (loss) gain on hedging instruments		**(4,4)**	0,4
Balance at the end of the year		**(4,0)**	0,4
Distributable Reserve			
Balance at the beginning of the year		**1 619,0**	1 387,6
AC133: Financial instruments adjustment	30	**(6,9)**	-
Restated balance at the beginning of the year		**1 612,1**	1 387,6
Earnings for the year		**516,9**	359,5
Transfer to dividend reserve		**(149,1)**	(76,9)
Transfer from dividend reserve		**76,9**	37,3
Dividends paid		**(142,4)**	(88,5)
Balance at the end of the year		**1 914,4**	1 619,0
Summary			
Equity at the beginning of the year		**2 077,0**	1 830,1
AC133: Financial instruments adjustment		**(6,9)**	-
Restated equity at the beginning of the year		**2 070,1**	1 830,1
Equity at the end of the year		**2 291,4**	2 077,0

CASH FLOW STATEMENT

Foschini Limited and subsidiaries	Notes	2004 Rm	2003 Rm
Cash flows from operating activities			
Operating profit before working capital changes	23.1	**723,4**	551,3
Increase in working capital	23.2	**(128,6)**	(117,5)
Cash generated by operations		**594,8**	433,8
Increase in loan debtors		**(109,1)**	(40,0)
Interest received		**208,5**	149,4
Net finance charges		**(55,5)**	(63,5)
Taxation	23.3	**(209,1)**	(101,3)
Dividends paid	23.4	**(143,4)**	(90,1)
Net cash inflows from operating activities		**286,2**	288,3
Cash flows from investing activities			
Purchase of fixed assets		**(151,9)**	(137,5)
Proceeds from sale of fixed assets		**5,0**	4,6
Net increase in preference share investment		**(50,0)**	-
Decrease in participation in export partnerships		**14,0**	14,0
Decrease in loans		**4,4**	12,9
Shares purchased by subsidiary		**(108,0)**	(24,5)
Acquisition of trademark		**(1,6)**	-
Acquisition of additional interest in subsidiary	23.5	**(3,5)**	(24,6)
Net cash outflows from investing activities		**(291,6)**	(155,1)
Cash flows from financing activities			
Proceeds from sale of treasury shares by share trust		**42,9**	-
Decrease in interest bearing debt		**(27,0)**	(84,4)
Decrease in short-term loans		**(8,5)**	(48,4)
Net cash inflows (outflows) from financing activities		**7,4**	(132,8)
Net increase in cash and cash equivalents during the year		**2,0**	0,4
Cash and cash equivalents at the beginning of the year		**27,2**	26,8
Cash and cash equivalents at the end of the year		**29,2**	27,2


CIGNAL


RLYDNM
VINTAGE DEVELOPMENTS



1. ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis, except where otherwise stated, and in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The following principal accounting policies are consistent with those applied in the previous year, with the exception of:

- the effect of the adoption of AC133 (refer to note 30), and
- the consolidation of The Foschini Share Incentive Trust.

Capitalisation Share Awards and Cash Dividends

The full value of capitalisation share awards, including the cash portion, is recorded as a distribution in the statement of changes in equity. The estimated value of the capitalisation share award is transferred to a share distribution reserve, pending the outcome of the award.

Cash dividends and the related STC charge are accounted for in the period when the dividend is declared. Final dividends declared after the year end, are transferred to a dividend reserve.

Consolidation

The group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries. Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities.

During the year the group has changed its accounting policy in respect of the Share Incentive Trust in order to comply with JSE Listings Requirements and AC 132 - Consolidated Financial Statements. The change was effected in order to provide more appropriate presentation. The group now consolidates the share incentive trust and the shares owned by the trust are accounted for as treasury shares.

The group previously only consolidated companies which were controlled by the group. The group now consolidates all entities of which the group is able to govern the financial and operating policies. The change in policy has not been applied retrospectively, as the changes required are not material.

The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement. The results of subsidiaries are included from the effective dates of acquisition and, where applicable, up to the effective dates of disposal. Inter-company transactions and balances are eliminated on consolidation.

The company's financial statements include interest in subsidiaries at cost.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including promotional costs.

Employee Benefits

Short term employee benefits

The cost of all short term employee benefits is recognised during the period in which the employee renders the related service. The provisions for employee entitlements to wages, salaries, annual and sick leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Long term employee benefits

Liabilities for employee benefits which are not expected to be settled within 12 months are discounted using market related rates.

Retirement benefits

The company and its subsidiaries contribute to several defined benefit and defined contribution plans. Contributions to defined contribution funds are charged against income as incurred. The Projected Unit Credit Method is used to determine the present value of the defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial gains or losses in respect of defined benefit plans are recognised in income. Past service costs are recognised as an expense on a straight line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are recognised immediately.

Equity compensation benefits

The group grants share options to certain employees under an employee share plan. Other than costs incurred in administering the schemes which are expensed as incurred, the group has not recognised any compensation expenses related to share options.

Financial Instruments

Measurement

Financial instruments are initially measured at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability) for it and includes transaction costs. Where the fair value of the consideration cannot be determined at initial recognition, the instrument is initially recorded at the face value of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Originating receivables

Loans receivables and loan debtors are classified as originating receivables and are carried at amortised cost, less provision for doubtful debts.

Accounts receivable originated by the group are stated at cost less provision for doubtful debts.

Participation in export partnerships are classified as originating receivables and are carried at amortised cost. These were previously carried at cost.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date. Outstanding cheques are included in accounts payable and added back to cash balances included in the balance sheet.

Financial liabilities

Non-derivative financial liabilities including short term loans, interest bearing debt and accounts payable are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Investments
Investments classified as available-for-sale financial assets are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Unlisted investments are shown at fair value, unless their fair value cannot be reliably determined, in which case they are shown at cost less accumulated impairment losses. Investments that meet the criteria for classification as held-to-maturity financial assets are carried at amortised cost.

Derivative instruments
Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement
Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the period in which the change arises. Gains and losses from measuring the hedging instruments relating to a fair value hedge at fair value are recognised immediately in net profit or loss.

Gains and losses from remeasuring the hedging instruments relating to a cash flow hedge to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment of forecast transaction affects profit or loss.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

Gains and losses arising from available-for-sale financial assets are recognised directly in equity.

Offset
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Goodwill and Trademarks
Goodwill is any excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities acquired. Goodwill and trademarks are carried at cost, less accumulated amortisation and accumulated impairment losses. Goodwill and trademarks are amortised on a straight-line basis over their estimated useful lives, not exceeding twenty years.

Impairment of Assets
All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised against income. The recoverable amount of an asset is the higher of its net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income.

Inventories
Inventories are carried at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, conversion and other costs incurred in bringing the inventories to their present location and condition, and is determined using the first-in, first-out method. Obsolete, redundant and slow moving inventories are identified on a regular basis and are written down to their estimated net realisable values.

Investment Income
Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is probable that such income will accrue to the group.
Dividends are recognised when the right to receive payment is established.

Lease Agreements
Finance leases
Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

Operating leases
Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight line basis over the period of the lease.

Property, Plant and Equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Property, plant and equipment, including capitalised leased assets are depreciated on a straight-line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfitting and passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% - 33%
Capitalised leased assets	20%
Buildings	5%

Land is not depreciated.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Profits (losses) on the disposal of property, plant and equipment are credited (charged) to income. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Provisions

A provision is recognised when the group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Retirement Benefits

Retirement Fund

Contributions to provide funding to the retirement fund are determined as a percentage of pensionable salaries. Contributions to the fund are charged to the income statement as incurred.

Medical Aid

Where the company has an obligation to provide post retirement medical aid benefits to employees, the company recognises the costs of these benefits in the year in which the employees render the services.

Segmental Reporting

The group is primarily a retailer of fashion goods, sports apparel and jewellery with significant business interests in the personal finance and retail credit industries. On a primary basis, the company is organised into two major operating divisions:

- Retail – comprising the group's various trading divisions; and
- Financial Services – comprising RCS Personal Finance and RCS Cards businesses

The group operates solely in the Southern African market and accordingly has not identified any secondary segments. Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Inter-segment transfer pricing is determined on an arms length basis. Unallocated items mainly comprise corporate expenses and amortisation of intangible assets. Segment results are determined before any adjustments for minority interest. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the group's balance sheet. Segment assets and liabilities do not include income tax items.

Capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period, namely, property, plant and equipment, and intangible assets.

Share Purchases

Foschini Ltd shares purchased and held by subsidiaries are treated as treasury shares and are presented as a reduction of equity. Gains or losses on disposal of treasury shares are accounted for directly in equity.

Taxation

Current tax comprises taxation payable, calculated on the basis of expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided for on the comprehensive balance sheet liability method, to take into account the effect of temporary differences between the tax value of an asset or liability and its balance sheet carrying amount.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised.

Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition.

Secondary taxation on companies is provided in respect of dividend payments, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared.

Translation of Foreign Currencies

Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains and losses arising on translation are credited to or charged against income.

Financial Statements of Foreign Operations

Integrated foreign operations

Where a foreign subsidiary is determined to be an integrated foreign operation, transactions and resulting non-monetary items are translated at the exchange rates ruling when the transactions occurred. Income statement items are translated at the appropriate weighted average exchange rates for the period. Monetary items are translated at the ruling exchange rates at the balance sheet dates. Translation gains and losses are taken to income for the period.

Turnover

Turnover represents the invoiced value of retail sales, excluding inter-group sales and Value Added Tax. Sales are recognised when significant risks and rewards of ownership are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.







2. Segmental Reporting

	Financial Services 2004 Rm	Financial Services 2003 Rm	Retail 2004 Rm	Retail 2003 Rm	Consolidated 2004 Rm	Consolidated 2003 Rm
REVENUE						
External	**208,5**	149,4	**4 410,0**	3 880,6	**4 618,5**	4 030,0
Inter-segment	**-**	-	**-**	-	**-**	-
Total revenue	**208,5**	149,4	**4 410,0**	3 880,6	**4 618,5**	4 030,0
SEGMENT RESULT						
Operating income	**147,4**	102,9	**660,7**	473,8	**808,1**	576,7
External	**(2,9)**	3,5	**(52,6)**	(67,0)	**(55,5)**	(63,5)
Inter-segment	**(61,0)**	(51,7)	**61,0**	51,7	**-**	-
Net finance (income) charges	**(63,9)**	(48,2)	**8,4**	(15,3)	**(55,5)**	(63,5)
Taxation	**(25,7)**	(17,1)	**(203,1)**	(131,1)	**(228,8)**	(148,2)
Minority interest	**(6,9)**	(5,5)	**-**	-	**(6,9)**	(5,5)
Income attributable to ordinary shareholders	**50,9**	32,1	**466,0**	327,4	**516,9**	359,5
SEGMENT ASSETS						
Non-current assets	**217,4**	122,0	**765,6**	632,7	**983,0**	754,7
Current assets	**525,3**	415,8	**2 298,9**	2 214,8	**2 824,2**	2 630,6
Inter-segment assets	**(401,1)**	(355,2)	**401,1**	355,2	**-**	-
Total assets	**341,6**	182,6	**3 465,6**	3 202,7	**3 807,2**	3 385,3
SEGMENT LIABILITIES						
Non-current (assets) liabilities	**(3,1)**	(3,0)	**474,1**	517,7	**471,0**	514,7
Current liabilities	**63,3**	28,1	**971,4**	760,4	**1 034,7**	788,5
Inter-segmental liabilities	**182,0**	-	**(182,0)**	-	**-**	-
Total liabilities	**242,2**	25,1	**1 263,5**	1 278,1	**1 505,7**	1 303,2
SEGMENT INFORMATION						
Capital expenditure	**1,8**	1,9	**150,1**	135,6	**151,9**	137,5
Depreciation	**2,9**	1,8	**113,1**	115,0	**116,0**	116,8
Amortisation	**3,3**	2,2	**3,2**	3,1	**6,5**	5,3

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Segment revenue and expenses
Revenue and expenses that are directly attributable to segments are allocated to those segments. Those that are not directly attributable to segments are allocated on a reasonable basis.

Segment assets and liabilities
Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of related allowances and provisions. While most such assets can be directly attributable to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities, and consist principally of accounts, salaries and taxes currently payable and accruals. Segment assets and liabilities do not include deferred income taxes.

Inter-segment transfers
Segment revenue, segment expenses and segment result include transfers between business segments and between geographical segments. These transfers occur at market prices and are eliminated on consolidation.





3. Trading Income

	2004 Rm	2003 Rm
Trading income has been arrived at after taking account of:		
Amortisation of goodwill and trademarks	**6,5**	5,3
Auditors' remuneration		
- audit fees	**1,4**	1,3
- fees for other services	**0,7**	-
Lease expenses		
- operating leases on land and buildings	**384,7**	344,0
Loss on sale of fixed assets	**(1,3)**	(1,9)
Retirement fund expenses	**46,8**	40,9
Interest received	**208,5**	149,4
This comprises interest received on RCS Personal Finance loan debtors & private label card debtors.		
Trading expenses		
- *depreciation*	**(116,0)**	(116,8)
- employee costs	**(657,3)**	(601,3)
- occupancy costs	**(362,8)**	(319,9)
- restraint of trade payments	**-**	(37,1)
- net other operating costs	**(130,3)**	(109,2)
	(1 266,4)	(1 184,3)

4. Goodwill and Trademarks

	2004 Rm	2003 Rm
Carrying amount at the beginning of the year		
- cost	**36,1**	18,6
- accumulated amortisation	**(11,5)**	(6,2)
	24,6	12,4
Arising on acquisition	**4,2**	17,5
Amortisation charge	**(6,5)**	(5,3)
Carrying amount at the end of the year		
- cost	**40,3**	36,1
- accumulated amortisation	**(18,0)**	(11,5)
	22,3	24,6

Goodwill and trademarks are being amortised over a period of 6 years.









		2004 Rm	2003 Rm
5.	**Taxation**		
	South African Current Taxation		
	- current year	**223,9**	148,8
	- prior year underprovision	**10,1**	10,2
	- secondary tax on companies	**1,0**	4,3
	South African Deferred Taxation		
	- current year	**(3,6)**	(13,9)
	- prior year overprovision	**(10,1)**	(10,2)
	Non-South African Current Taxation		
	- current year	**2,1**	10,5
	- prior year underprovision	**1,3**	-
	- withholding tax on dividends	**4,3**	0,5
	Non-South African Deferred Taxation		
	- deferred taxation	**0,1**	(2,0)
	- prior year overprovision	**(0,3)**	-
		228,8	148,2
		%	%
	Reconciliation of tax rate		
	Effective tax rate	**30,4**	28,9
	Prior year underprovision	**(0,1)**	-
	Exempt income	**2,2**	3,3
	Non-deductible expenditure	**(1,7)**	(0,9)
	Non-South African tax rate	**(0,1)**	(0,4)
	STC and witholding tax on dividends	**(0,7)**	(0,9)
	South African statutory rate	**30,0**	30,0
6.	**Earnings**	**Rm**	Rm
	Income attributable to ordinary shareholders	**516,9**	359,5
	Adjustment for goodwill and trademarks written off	**6,5**	5,3
	Headline earnings	**523,4**	364,8
	Weighted average number of ordinary shares in issue	**220 745 740**	224 900 234
	Earnings per ordinary share (cents)	**234,2**	159,8
	Goodwill and trademarks written off per ordinary share (cents)	**2,9**	2,4
	Headline earnings per ordinary share (cents)	**237,1**	162,2
	The calculations of diluted earnings and headline earnings per share are based on the weighted average number of issued ordinary shares as follows:		
	Weighted average number of ordinary shares as above	**220 745 740**	224 900 234
	Number of shares that would have been issued for no consideration	**8 663 763**	3 131 114
	Weighted average number of ordinary shares used for dilution	**229 409 503**	228 031 348

	2004 Rm	2003 Rm
7. Property, Plant and Equipment		
Land and buildings		
At cost	**52,5**	52,5
Accumulated depreciation	**39,5**	39,5
Net book value at the end of the year	**13,0**	13,0
Shopfitting, equipment & vehicles		
At cost	**1 053,1**	973,1
Accumulated depreciation	**750,5**	700,1
Net book value at the end of the year	**302,6**	273,0
Capitalised leased assets		
At cost	**17,5**	17,5
Accumulated depreciation	**17,5**	17,5
Net book value at the end of the year	**-**	-
Total		
At cost	**1 123,1**	1 043,1
Accumulated depreciation	**807,5**	757,1
Net book value at the end of the year	**315,6**	286,0

Analysis of movements	Land and buildings	Shop-fitting, equipment & vehicles	**Total**	Total
Net book value at the beginning of the year	13,0	273,0	**286,0**	271,8
Additions	-	151,9	**151,9**	137,5
Disposals	-	(6,3)	**(6,3)**	(6,5)
Depreciation	-	(116,0)	**(116,0)**	(116,8)
Net book value at the end of the year	13,0	302,6	**315,6**	286,0

None of the group's assets is in any way encumbered.
Registers of the land and buildings are available for inspection at the head office of the company at Parow East.

	2004 Rm	2003 Rm
8. Preference Share Investment		
Cumulative preference shares, redeemable 3 June 2006, with dividends payable bi-annually on 30 November and 31 May, at a rate linked to prime	**100,0**	-
Cumulative preference shares, redeemable 30 June 2006, with dividends payable bi-annually on 30 November and 31 May, at a rate linked to prime	**100,0**	-
Cumulative preference shares, redeemed 1 June 2003, with dividends paid bi-annually on 31 October and 30 April, at a rate linked to prime	**-**	150,0
	200,0	150,0

9. Unrecognised Financial Asset

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial asset:

Foschini Limited purchased a R300 million preference share investment which carries a 12,4% NACSA dividend coupon rate and is redeemable on 13 June 2011. For security of Foschini Limited's preference share investment, the finance company referred to in note 22 has pledged its loan receivable from the subsidiary to Foschini Limited in the event of default in terms of the preference share arrangement. For security of the subsidiary company's loan, Foschini Limited has pledged its preference share investment to the finance company in the event of default in terms of the loan arrangement.





		2004 Rm	2003 Rm
10.	**Loans**		
	Housing loans	**10,9**	15,2
	Deduct amount to be repaid within one year, included in accounts receivable	**2,1**	2,0
		8,8	13,2
	Loan to Share Incentive Trust	**-**	66,7
		8,8	79,9

Housing loans made to employees are secured by mortgage bonds, bear interest at a rate of 9,75% per annum, and are repayable over varying periods, not exceeding 20 years.

		2004 Rm	2003 Rm
11.	**Loan Debtors**		
	Loans, normally limited to R10 000 per loan, are made at fixed rates of interest, varying between 34% and 39% per annum, are unsecured, and are repayable over periods not exceeding 3 years.	**537,1**	428,0
	Deduct amount to be repaid within one year, included in current assets	**323,3**	310,2
		213,8	117,8
12.	**Participation in Export Partnerships**		
	Certain subsidiary companies participated in export partnerships, whose business is the export and sale of containers. The partnerships sold these containers in terms of long-term credit arrangements, with repayment terms usually over a 10 to 15 year period. A company listed on the JSE Securities Exchange South Africa has warranted certain important aspects of the subsidiary companies' participation. (Refer note 24.)	**222,5**	246,4
13.	**Inventory**		
	Merchandise	**666,7**	572,3
	Raw materials	**23,0**	27,0
		689.7	599,3
14.	**Accounts Receivable**		
	Retail - 6 months revolving credit	**1 113,5**	1 019,7
	- 12 months extended credit	**380,9**	298,3
		1 494,4	1 318,0
	Private label cards - interest free	**20,9**	9,7
	- interest bearing	**174,4**	98,2
		195,3	107,9





			2004 Rm	2003 Rm
15. Share Capital				
Authorised				
200 000 (2003: 200 000) 6,5% Cumulative Preference Shares of R2 each			**0,4**	0,4
600 000 000 (2003: 600 000 000) Ordinary Shares of 1,25 cents each			**7,5**	7,5
			7,9	7,9
Issued	**2004**	2003		
Ordinary share capital	number of shares			
Ordinary shares of 1,25 cents each				
Total in issue - company and group	**240 498 241**	240 498 241	**3,0**	3,0
Shares purchased by subsidiary	**(16 877 827)**	(16 872 827)	**(0,2)**	(0,2)
Shares held by share incentive trust	**(5 241 799)**	-	**(0,1)**	-
Balance at the end of the year - company	**240 498 241**	240 498 241	**3,0**	3,0
Balance at the end of the year - group	**218 378 615**	223 625 414	**2,7**	2,8
Preference share capital				
200 000 (2003: 200 000) 6,5% Cumulative Preference Shares of R2 each			**0,4**	0,4
Total issued share capital - company			**3,4**	3,4
Total net issued share capital - group			**3,1**	3,2

In terms of a special resolution passed at the annual general meeting of the company on 3 September 2003 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in the aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

As at 31 March 2004 a subsidiary, Foschini Stores (Pty) Ltd, had purchased 16 877 827 (2003: 16 872 827) shares, representing 7,0% (2003: 7,0%) of the company's share capital, as shown above.



Foschini Staff Share Incentive Scheme (1990)	
Options granted, but not exercised at 1 April 2003	**349 415**
Options exercised during the year	**(127 830)**
Options cancelled during the year	**-**
Options granted, but not exercised at 31 March 2004	**221 585**

Options may be exercised during the following financial years:

Year	Average price	
2005	R10,54	**122 737**
2006	-	**-**
2007	R10,23	**98 848**
		221 585





		2004	2003
15. Share Capital (cont.)			
Foschini 1997 Share Option Scheme			
Options exercised, subject to future delivery at 1 April 2003		**14 304 041**	15 583 021
Options exercised during the year, subject to future delivery		**12 846 905**	-
Options delivered during the year		**(7 549 159)**	(1 278 980)
Options exercised, subject to future delivery at 31 March 2004		**19 601 787**	14 304 041
Options will be delivered during the following financial years:			
Year	Average price		
2005	R5,30	**1 736 958**	
2006	R11,59	**6 094 698**	
2007	R5,20	**1 288 556**	
2008	R11,46	**6 251 156**	
2010	R13,89	**4 230 419**	
		19 601 787	
Both schemes are administered by The Foschini Share Incentive Trust which holds shares in Foschini Ltd as follows:			
Shares held at the beginning of the year		**7 086 467**	8 544 581
Options exercised during the year		**(127 830)**	(327 581)
Shares delivered during the year		**(7 549 159)**	(1 278 980)
Shares purchased during the year		**5 832 321**	148 447
Shares held at the end of the year		**5 241 799**	7 086 467

Directors

At 31 March 2004, the directors were interested in the company's issued shares as follows:

	Shares 000's	Options 000's	Price per share R's	Years can be taken up	**Total 000's**	Total 000's
Non-executive						
E Osrin (beneficial)	80,0	-	-	-	**80,0**	75,0
D M Nurek	-	-	-	-	-	-
Prof. F Abrahams	-	-	-	-	-	-
S E Abrahams	-	-	-	-	-	-
L F Bergman	-	-	-	-	-	-
W V Cuba	-	-	-	-	-	-
N H Goodwin (beneficial)	21,6	-	-	-	**21,6**	-
N H Goodwin	-	79,7	10,23	2005	**79,7**	-
N H Goodwin	-	40,5	5,20	2006	**40,5**	-
N H Goodwin	-	79,8	10,23	2007	**79,8**	-
N H Goodwin	-	40,4	5,20	2008	**40,4**	-
	21,6	240,4	-	-	**262,0**	382,5
M Lewis (beneficial)	218,3	-	-	-	**218,3**	-
M Lewis (non-beneficial)	20 050,0	-	-	-	**20 050,0**	-
	20 268,3	-	-	-	**20 268,3**	18 458,2
Total non-executive	20 369,9	240,4	-	-	**20 610,3**	18 915,7

	Shares 000's	Options 000's	Price per share R's	Years can be taken up	**Total 000's**	Total 000's
15. Share Capital (cont.)						
Executive						
D M Polak (beneficial)	508,0	-	-	-	**508,0**	
D M Polak (non-beneficial)	212,0	-	-	-	**212,0**	
D M Polak	-	302,5	9,70	2006	**302,5**	
D M Polak	-	446,3	6,35	2006	**446,3**	
D M Polak	-	283,4	16,60	2006	**283,4**	
D M Polak	-	200,0	18,80	2006	**200,0**	
D M Polak	-	302,5	9,70	2008	**302,5**	
D M Polak	-	446,2	6,35	2008	**446,2**	
D M Polak	-	283,3	16,60	2008	**283,3**	
D M Polak	-	200,0	18,80	2008	**200,0**	
D M Polak	-	302,5	9,70	2010	**302,5**	
D M Polak	-	283,3	16,60	2010	**283,3**	
D M Polak	-	200,0	18,80	2010	**200,0**	
	720,0	3 250,0	-	-	**3,970,0**	2 513,7
R Stein (beneficial)	203,3	-	-	-	**203,3**	
R Stein (non-beneficial)	205,2	-	-	-	**205,2**	
R Stein	-	143,3	9,70	2006	**143,3**	
R Stein	-	93,3	18,80	2006	**93,3**	
R Stein	-	116,7	16,60	2006	**116,7**	
R Stein	-	197,8	6,35	2006	**197,8**	
R Stein	-	9,6	5,20	2006	**9,6**	
R Stein	-	143,3	9,70	2008	**143,3**	
R Stein	-	93,3	18,80	2008	**93,3**	
R Stein	-	116,7	16,60	2008	**116,7**	
R Stein	-	197,8	6,35	2008	**197,8**	
R Stein	-	9,6	5,20	2008	**9,6**	
R Stein	-	143,3	9,70	2010	**143,3**	
R Stein	-	93,3	18,80	2010	**93,3**	
R Stein	-	116,7	16,60	2010	**116,7**	
	408,5	1,474,7	-	-	**1 883,2**	1 244,8
Total executive	1 128,5	4 724,7	-	-	**5 853,2**	3 758,5
Total	21 498,4	4,965,1	-	-	**26 463,5**	22 674,2

No changes have been advised since 31 March 2004.











	2004 Rm	2003 Rm
16. Dividend Reserve		
Cash dividends and the related STC charge are accounted for in the period when the dividend is declared.		
A final dividend of 62 (2003: 32,0) cents per share was declared on 27 May 2004 to ordinary shareholders, which will be paid during the course of the new financial year. In terms of AC107 no liability has been raised.	**149,1**	76,9
17. Interest Bearing Debt		
Unsecured Loans		
bearing interest at the rate of 10,85% per annum and repayable in annual instalments of R266 667 on 31 December of each year	**-**	0,2
Total unsecured loans - company	**-**	0,2
fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**320,4**	347,4
Total unsecured loans - group	**320,4**	347,6
Total unsecured loans - company	**-**	0,2
Total unsecured loans - group	**320,4**	347,6
amount to be repaid within one year, included in short term loans - company	**-**	0,2
amount to be repaid within one year, included in short term loans - group	**-**	0,2
Total interest bearing debt (long term) - company	**-**	-
Total interest bearing debt (long term) - group	**320,4**	347,4

The group's borrowing powers in terms of the articles of association of the company are unlimited.

	2004 Rm	2003 Rm
18. Deferred Taxation		
At 1 April	**167,3**	193,4
Current assets	**(8,7)**	(8,1)
Fixed assets	**8,5**	4,4
Restraint of trade	**2,8**	(8,4)
Export partnerships (refer note 12)	**(19,3)**	(14,0)
At 31 March	**150,6**	167,3
Arising as a result of:		
Deferred tax assets		
- Current assets	**(66,4)**	(57,7)
- Fixed assets	**(11,5)**	(20,0)
- Restraint of trade	**(5,6)**	(8,4)
	(83,5)	(86,1)
Deferred tax liability		
- Export partnerships (refer note 12)	**234,1**	253,4
Total deferred tax	**150,6**	167,3
19. Accounts Payable		
Trade accounts payable	**442,9**	381,6
V.A.T.	**14,7**	8,0
Other payables and accrued expenses	**311,6**	170,8
	769,2	560,4

20. Provisions

	Post-retirement medical aid Rm	Leave pay Rm	AIDS Rm	Total Rm
Balance at 1 April 2002	57,0	16,7	-	73,7
Provisions made during the year	5,4	4,9	5,0	15,3
Balance at 1 April 2003	62,4	21,6	5,0	89,0
Provisions made during the year	7,3	0,2	5,0	12,5
Balance at 31 March 2004	**69,7**	**21,8**	**10,0**	**101,5**

21. Directors' Remuneration

	Fees R'000	Remune-ration R'000	Pension Fund R'000	Travel Allowance R'000	Other benefits ** R'000	Performance bonus * R'000	2004 Rm Total R'000	2003 Rm Total R'000
Non-executive								
E Osrin	450,0						**450,0**	450,0
D M Nurek	102,5						**102,5**	80,0
F Abrahams	81,2						**81,2**	5,0
S E Abrahams	96,2						**96,2**	75,0
L F Bergman	78,8						**78,8**	60,0
W V Cuba	78,8						**78,8**	60,0
N H Goodwin	80,0						**80,0**	60,0
M Lewis	78,8						**78,8**	60,0
Total	1 046,3	-	-	-	-	-	**1 046,3**	850,0
Executive								
D M Polak	-	2 459,6	197,1	223,4	188,3	2 806,0	**5 874,4**	4 830,8
R Stein	-	1 199,6	112,9	174,0	96,9	1 457,2	**3 040,6**	2 724,2
Total	-	3 659,2	310,0	397,4	285,2	4 263,2	**8 915,0**	7 555,0
Total remuneration	1 046,3	3 659,2	310,0	397,4	285,2	4 263,2	**9 961,3**	8 405,0

*The performance bonus is in respect of the year ended 31 March 2004
**Other benefits include medical aid and group life cover.
Gains made during the year by the executive directors Messrs D M Polak and R Stein, in respect of share options exercised, were R917 000 and R434 000 respectivley







	2004 Rm	2003 Rm

22. Unrecognised Financial Liability

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial liability:

A subsidiary entered into a loan arrangement with a finance company in terms of which the subsidiary borrowed R300 million. The loan is repayable over 10 years and interest is payable at 14,6% NACSA. (refer note 9)

23. Cash Flow

	2004 Rm	2003 Rm
23.1 Operating profit before working capital changes		
Income before taxation	**752,6**	513,2
Adjusted for :		
- interest received	**(208,5)**	(149,4)
- net finance charges	**55,5**	63,5
- depreciation	**116,0**	116,8
- loss on sale of fixed assets	**1,3**	1,9
- goodwill and trademarks written off	**6,5**	5,3
Operating profit before working capital changes	**723,4**	551,3
23.2 Working capital changes		
- increase in inventory	**(90,4)**	(4,2)
- increase in accounts receivable	**(237,5)**	(255,1)
- increase in accounts payable	**186,8**	126,5
- increase in provisions	**12,5**	15,3
Increase in working capital	**(128,6)**	(117,5)
23.3 Reconciliation of taxation paid		
- amount unpaid at the beginning of the year	**(129,7)**	(56,8)
- current year provision	**(242,5)**	(174,2)
- amount unpaid at the end of the year	**163,1**	129,7
	(209,1)	(101,3)
23.4 Reconciliation of dividend paid		
- dividends declared during the year	**(142,4)**	(88,5)
- dividends paid by subsidiary to outside shareholders	**(1,0)**	(1,6)
	(143,4)	(90,1)

23.5 Acquisition of additional interest in subsidiary

The company acquired additional shares in an existing subsidiary, RCS Personal Finance, which is involved in the provision of short and medium term loans and related insurance products to individuals.

	2004 Rm	2003 Rm
Purchase consideration	**3,5**	24,6
Fair value of net assets	**0,9**	7,1
Goodwill	**2,6**	17,5
Cash outflow on acquisition of additional shares	**3,5**	24,6

	2004	2003

24. Financial Instruments

24.1 Foreign currency management

Operating subsidiaries undertake transactions denominated in foreign currencies and hence exposure to exchange rate fluctuations arise. Exchange rate exposure is hedged through the use of forward exchange contracts. Refer to note 27 for details.

24.2 Credit risk management

Credit risk arises on cash equivalents, investments, loans, participation in export partnerships and receivables. The risk on cash equivalents and investments is managed through dealing with well established financial institutions with high credit standing. The risk arising on trade receivables and loans is managed through a stringent group policy on the granting, continual review and monitoring of credit sales and loan advances.

24.3 Cash flow and liquidity risk management

The risk is managed through cash flow forecasts and ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited.

24.4 Fair values of financial instruments

At 31 March 2004 the carrying amounts of cash on hand and in bank, trade receivables, trade and other payables approximate their fair values due to their short-term maturities. The fair value of loans and other receivables approximate their carrying value as disclosed on the balance sheet. The fair value of interest bearing debt approximates its disclosed carrying value.

The cash flows from the participation in export partnerships (note 12), which will be received over the next 10 to 15 years, have been discounted at the Internal Rate of Return and not a market related rate of interest. For fair presentation purposes, it is noted that any impairment to the participation in export partnerships or the use of any other discount rate will result in a corresponding equal but opposite change in the related deferred taxation liability and thus there would be no impact on the net cash flow statement and the income statement.

24.5 Interest rate management

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions. The effective rates on financial instruments at 31 March 2004 are disclosed in the applicable notes to the financial statements. The terms of maturity are set out below:

	1 year or less Rm	1 year to 5 years Rm	Non-interest bearing Rm	**Total Rm**	Total Rm
Assets					
Cash	29,2	-	-	**29,2**	27,2
Accounts receivable	1 689,7	-	90,2	**1 779,9**	1 543,9
Participation in export partnerships	-	-	222,5	**222,5**	246,4
Loans	2,1	8,8	-	**10,9**	79,9
Loan debtors	323,3	213,8	-	**537,1**	428,0
Preference share investment	-	200,0	-	**200,0**	150,0
Total financial assets	2 044,3	422,6	312,7	**2 779,6**	2 475,4
Liabilities					
Interest bearing debt	-	320,4	-	**320,4**	347,4
Short term loans	0,9	-	-	**0,9**	9,4
Accounts payable	-	-	769,2	**769,2**	560,4
Provisions	-	-	101,5	**101,5**	89,0
Total financial liabilities	0,9	320,4	870,7	**1 192,0**	1 006,2
Net financial assets (liabilities)	2 043,4	102,2	(558,0)	**1 587,6**	1 469,2



	2004 Rm	2003 Rm

25. Related Party Transactions

Transactions between group subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into arms length transactions. These intra-group transactions have been eliminated on consolidation.

Directors

A number of directors of the company hold positions in other entities, where they may have significant influence over the financial or operating policies of these entities. Accordingly, the following are considered to be such entities:

Director	Entity	Position held in entity
D M Nurek	Investec Bank Ltd	Executive
	Trencor Ltd	Non-executive director
	Lewis Stores (Pty) Ltd	Non-executive director
S E Abrahams	Investec Bank Ltd	Non-executive director
W V Cuba	S Bacher and Company	Chairman
R Stein	The Foschini Group Retirement Fund	Trustee

Transactions between the group and these entities have occurred under terms and conditions that are no more favourable than those entered into with third parties in arms length transactions.

These transactions include:

1. The group has a general banking facility with Investec Bank Ltd.
2. Certain group subsidiaries participate in export partnerships with Trencor Ltd group entities.
3. The group sells membership of a club, offering various benefits, to its customers on behalf of Lewis Stores (Pty) Ltd, from which it derives certain income.
4. The jewellery division sources supplies from S Bacher and Company, a distributor of well known brands of watches.
5. A subsidiary of the company administers the group's retirement fund.

No loans have been made to directors.

Executive directors are bound by service contracts.

Certain non-executive directors of the group are also non-executive directors of other public companies which transact with the group. Except as disclosed above, the relevant directors do not believe they have significant influence over the financial or operating policies of those companies. Those entities are therefore not disclosed above.

Messers D M Polak and R Stein each hold a portion of the outside shareholders' interest in RCS Investment Holdings (Pty) Ltd.

Shares held by directors and their related entities

For details of directors' interests refer to note 15 (Share Capital).

26. Post Balance Sheet Event

No significant events took place between the end of the financial year under review, and the date of signature of these financial statements.

27. Commitments and Contingent Liabilities

	2004 Rm	2003 Rm
Capital Commitments		
Authorised	-	-

Forward Exchange Commitments

The group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. At 31 March 2004 these amounted to

	Foreign currency 000's	**Rand equivalent** (at forward cover rate) R'000
US Dollar	10 268	71 127
Euro	246	2 042
British Pound	49	604
		73 773

Contingent Liabilities

The South African Revenue Service ("SARS") is making enquiries regarding the tax treatment of the participation of companies in export partnerships for financial years ending after 1 March 1996. Legal advice, obtained by the managing partner in the export partnerships, has confirmed that the tax treatment adopted in relation to participation in these partnerships has been appropriate. In any event, a company listed on the JSE Securities Exchange South Africa has warranted certain important aspects of our group's participation.

	2004 Rm	2003 Rm

28. Leases

The group leases most of its trading premises under operating leases.

Leases on trading premises are contracted for periods of between 5 and 10 years, with renewal options for a further 5 years. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 9% per annum.

At 31 March 2004, future non-cancellable minimum lease rentals are as follows:

	2004 Rm	2003 Rm
Less than 1 year	**360,3**	326,5
More than 1 year and less than 5 years	**996,9**	900,9
More than 5 years	**324,1**	415,1

29. Employee Benefits

Retirement Fund

The Foschini Group Retirement Fund, which is governed by the provisions of the Pension Funds Act No. 24 of 1956, is a defined contribution plan. It provides comprehensive retirement and associated benefits for members and their dependants. All permanent employees of The Foschini Group are members of the retirement fund.

An actuarial valuation of The Foschini Group Retirement Fund was performed as at 31 December 2000, in which the valuator reported that the fund was in a sound financial position. The actuarial valuation due to be performed as at 31 December 2003 will be completed by the end of 2004.

Employees in Namibia are members of the Namflex Pension Fund.

The employer and the members make like contributions in respect of retirement benefits. In addition, the employer covers death and disability benefits, re-insurance and administration and management costs.

Medical Aid

The company and its subsidiaries operate a defined benefit medical aid scheme for the benefit of permanent employees. The costs are charged against income as incurred and amounted to R17,0 million (2003: R15,4 million). Membership of the scheme is voluntary for the lower income earners. Total membership currently stands at 2 393 principal members in South Africa.

Qualifying retired employees are entitled to medical aid benefits, which have been fully provided for (see note 20).

The cost of providing post-retirement medical aid has been determined in accordance with AC116 and the charge against income for the year was R7,3 million (2003: R5,4 million).



30. AC 133

During the year under review the group changed its accounting policy in respect of its financial instruments to comply with AC 133 Financial Instruments: Recognition and measurement. In accordance with the adoption provisions of AC 133 an adjustment has been made to the group's reserves at the beginning of the year and no adjustment has been made to prior year figures. In order to comply with AC 133 the group has changed the valuation of its participation in export partnerships from a cost basis to amortised cost using the effective interest rate method. Gains and losses on effective cash flow hedging instruments in respect of firm commitments of forecast transactions are recognised directly in equity. Other than the above, the adoption of this statement has had no other material impact on the current earnings of the group.


86









[illegible] EMENT

	2004 Rm	2003 Rm
Operating income before interest *	**223,1**	125,8
Interest paid	**-**	0,1
Income before taxation	**223,1**	125,7
Taxation - current year	**4,3**	3,4
Income attributable to ordinary shareholders after taxation	**218,8**	122,3
* after taking account of :		
Dividends received - subsidiary companies	**185,2**	68,3
- preference	**40,0**	53,1

[illegible]

	2004 Rm	2003 Rm
Equity at the beginning of the year	**3 216,6**	3 189,3
Ac 133: Financial instruments adjusted	**60,0**	-
Restated equity at the beginning of the year	**3 276,6**	3 189,3
Earnings for the year	**218,8**	122,3
Dividends paid	**(154,0)**	(95,0)
Equity at the end of the year	**3 341,4**	3 216,6









	Notes	2004 Rm	2003 Rm
ASSETS			
Non-current assets			
Investment in preference shares	9 & note below	**300,0**	300,0
Interest in subsidiaries	see schedule of subsidiary companies	**3 064,5**	2 778,2
		3 364,5	3 078,2
Current assets			
Investment in preference shares	8	**-**	150,0
Accounts receivable		**-**	6,9
		-	156,9
Total assets		**3 364,5**	3 235,1
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	15	**3,4**	3,4
Share premium		**498,7**	498,7
Dividend reserve	16	**149,1**	76,9
Distributable reserve		**2 690,2**	2 637,6
		3 341,4	3 216,6
Current liabilities			
Accounts payable		**22,1**	17,5
Bank overdraft		**0,1**	-
Taxation		**0,9**	1,0
		23,1	18,5
Total equity and liabilities		**3 364,5**	3 235,1

Note: Cumulative preference shares, redeemable on 13 June 2011, with dividends payable bi-annually on 1 October and 1 April, at a rate of 12,4% NACSA. These shares are pledged as security for loans raised by a subsidiary and set-off has been negotiated.

		2004 Rm	2003 Rm
Guarantee: The company has guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to		**362,9**	413,3

SUBSIDIARY COMPANIES
BOOK VALUE OF INTEREST

Name of Subsidiary	Notes	Issued Share Capital R	**2004 Cost Rm**	2003 Cost Rm	**2004 Indebtedness Rm**	2003 Indebtedness Rm
Trading Subsidiaries						
Foschini Retail Group (Pty) Ltd	2,3	2	**102,5**	42,5	**1 996,9**	2 166,9
Retail Credit Solutions (Pty) Ltd	2	18 200	**-**	-	**44,6**	62,4
Foschini Services (Pty) Ltd	2	10	**-**	-	**137,3**	147,3
What U Want To Wear (Pty) Ltd	2	66 200	**0,1**	0,1	**-**	-
Markhams (Pty) Ltd	2	1	**-**	-	**121,6**	119,7
Fashion Retailers (Pty) Ltd	4	250 006	**0,2**	0,2	**-**	-
Foschini Finance (Pty) Ltd	2	6	**-**	-	**458,3**	236,3
Foschini Stores (Pty) Ltd	2	1	**-**	-	**-**	-
Foschini Botswana (Pty) Ltd)	6	636 900	**0,6**	0,6	**-**	-
Foschini Swaziland (Pty) Ltd	5	2	**-**	-	**-**	-
Foschini Investments (Pty) Ltd	2	10	**-**	-	**200,0**	-
Total trading subsidiaries			**103,4**	43,4	**2 958,7**	2 732,6
Other *			**2,6**	2,6	**(0,2)**	(0,4)
Total			**106,0**	46,0	**2 958,5**	2 732,2

Summary

	2004	2003
Investment in shares at cost	**106,0**	46,0
Net amounts owing by subsidiaries	**2 958,5**	2 732,2
Total interest in subsidiaries	**3 064,5**	2 778,2

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. incorporated in South Africa
3. Included is an amount of R102,5 (2003: R42,5) million representing the fair value of 102 500 R1 preference shares issued 28 February 2002 - directors' valuation at 31 March 2004 : R102,5 (2003: R102,5) million.
4. incorporated in Namibia
5. incorporated in Swaziland
6. incorporated in Botswana

* A schedule of these details is available on request.




RELAY

FOSCHINI

LIMITED

NOTICE TO SHAREHOLDERS

Notice is hereby given that the sixty-seventh Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East, Cape Town, on Wednesday, 1 September 2004 at 12h15 for the following purposes:

Ordinary resolution number 1

To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2004

Ordinary resolution number 2

To reappoint KPMG Inc. as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine their remuneration for the past year

Ordinary resolution number 3

To re-elect Mr S E Abrahams who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Abrahams, being eligible, offers himself for re-election as an independent non-executive director.

S E Abrahams (65)

Sam Abrahams has been an independent non-executive director of Foschini since 1998. He is also a director of Investec Ltd, Investec PLC, Phumelela Gaming and Leisure Ltd and Super Group Ltd. He is a member of the Audit Committee (Chairman) and the Nominations Committee.

Ordinary resolution number 4

To re-elect Mr L F Bergman who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Bergman, being eligible, offers himself for re-election as an independent non-executive director.

L F Bergman (60)

Leslie Bergman has been an independent non-executive director of Foschini since 2002. He is also a director of Super Group Ltd.

Ordinary resolution number 5

To re-elect Mr W V Cuba who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Cuba, being eligible, offers himself for re-election as an independent non-executive director.

W V Cuba (49)

Vuli Cuba has been an independent non-executive director of Foschini since 1998. He is also a director of Mustek Ltd and Safika Holdings (Pty) Ltd.

Special resolution number 1

"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") as presently constituted and which may be amended from time to time, and subject to the following:

1. the repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party (reported trades are prohibited);

2. approval by shareholders in terms of a special resolution of the company, in annual general/general meeting, which shall be valid only until the next annual general meeting or for 15 months from the date of the resolution, whichever period is shorter;

3. repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction is effected;

4. at any point in time, a company may only appoint one agent to effect any repurchase/s on the company's behalf;

5. issuers may only undertake a repurchase of securities, if, after such repurchase, it still complies with paragraphs 3.37 to 3.41 concerning shareholder spread requirements;

6. an issuer or its subsidiary may not repurchase securities during a prohibited period as defined in paragraph 3.67.

Statement by the board of directors of the company

Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby state:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, inter alia, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;

2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

   2.1 the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;

   2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

   2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and

   2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Securities Exchange South Africa Listings Requirements, prior to the commencement of any purchases of Foschini Ltd shares on the open market after the date of the Annual General Meeting of the company on 1 September 2004.

Reason and effect of special resolution number 1

The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 6

"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for, or incidental to the implementation of ordinary resolutions 1 to 5 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.

Section 11.26(b) of the Listings Requirements requires the following disclosure, some of which is included in the annual report of which this notice forms part:

- directors and management (section 11.26(b)(i) – refer to pages 41 and 42;
- major shareholders (section 11.26(b)(ii) – refer page 49;
- material change (section 11.26(b)(iii) – there have been no material changes in the affairs or financial position of Foschini and its subsidiaries since the date of Foschini's financial year end and the date of this notice;
- directors interests in Foschini shares (section 11.26(b)(iv) – refer note 15;
- share capital of Foschini (section 11.26(b)(v) – refer note 15;
- directors responsibility statement (section 11.26(b)(vi) – the directors, whose names appear on page 41 of the annual report of which this notice forms part, collectively and individually accept full responsibility for the accuracy of information pertaining to this notice and certify that to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable inquiries to ascertain such facts have been made and that this notice contains all such information;

- litigation statement (section 11.26(b)(vii) - there was no material litigation against the company or any of its subsidiaries at the end of the financial year.

General instructions

Members are encouraged to attend, speak and vote at the *annual general meeting.*

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting

by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Security Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

By order of the Board

R Stein
Secretary

27 May 2004





FOSCHINI

LIMITED

JSE code : FOS ISIN : ZAE000031019

FORM OF PROXY

(NB FOR USE ONLY BY CERTIFICATED AND "OWN NAME" DEMATERIALISED SHAREHOLDERS)

Incorporated in the Republic of South Africa (Reg. no. 1937/009504/06)

To be returned to The Transfer Secretaries, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the meeting

ANNUAL GENERAL MEETING 1 SEPTEMBER 2004

I/We (full names) ____________________

of (address) ____________________

being a member(s) of Foschini Limited and entitled to __________ votes (ONE PER SHARE HELD)

hereby appoint __________ or failing him/her __________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on Wednesday 1 September 2004 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

	Insert X in appropriate block		
	For	Against	Abstain
Ordinary resolution No 1 - approval of annual financial statements			
Ordinary resolution No 2 - re-appointment of the auditors			
Ordinary resolution No 3 - election of Mr S E Abrahams as a director			
Ordinary resolution No 4 - election of Mr L F Bergman as a director			
Ordinary resolution No 5 - election of Mr W V Cuba as a director			
Special resolution No 1 - general authority to repurchase company shares			
Ordinary resolution No 6 - general authority of directors			

Signed this __________ *day of* __________ 2004

Signature __________ Assisted by (where applicable) __________

Notes

1 Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.

2 A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.

3 In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the Transfer Secretaries of the company, Computershare Investor Services 2004 (Pty) Ltd, not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote.

4 **This proxy form, forming part of the notice to shareholders, is only to be completed by those shareholders who are:**

- **holding shares in certificated form, or**
- **recorded on the sub-register in electronic form in "own name".**

5 **All other beneficial owners who have dematerialised their shares through a CSDP or broker must provide the CSDP or broker with their voting instruction in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**





FOSCHINI